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03007977

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bohler Uddeholm

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4089 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 4/10/03

ANNUAL REPORT 2002

BÖHLER UDDEHOLM
materializing

Key Figures

For definitions of key figures see page 81

BÖHLER-UDDEHOLM Group		2002	2001	IAS 2000	1999	1998	1997
Total sales	m€	1,441.2	1,509.4	1,482.7	1,296.5	1,351.8	1,316.8
Earnings before interest, tax, depreciation and amortization (EBITDA)	m€	198.8	203.3	199.5	150.1	174.2	168.8
Earnings before interest and tax (EBIT)	m€	111.9	132.1	125.7	86.7	113.1	109.9
Earnings before tax (EBT)	m€	82.1	106.9	101.3	63.0	89.0	83.6
Net income	m€	50.5	69.6	67.0	40.9	59.1	53.7
Balance sheet total	m€	1,507.9	1,600.4	1,499.4	1,386.9	1,316.7	1,303.4
Equity	m€	609.0	640.9	598.8	551.4	512.5	493.6
Capital expenditure	m€	95.1	139.0	97.9	115.9	92.4	69.8
Cash flow	m€	140.2	133.6	138.2	112.3	142.9	96.9
Order intake[1]	m€	924.6	1,008.6	1,079.0	875.5	924.1	900.3
Employees[2] as at 31/12		9,296	9,298	9,071	9,092	9,238	9,315
of which outside Austria		5,428	5,317	5,212	5,175	5,284	5,391
Return on sales (ROS)		5.7%	7.1%	6.8%	4.9%	6.6%	6.3%
Return on equity (ROE)		13.1%	17.2%	17.6%	11.8%	17.7%	17.4%
Return on capital employed (ROCE)		6.3%	7.8%	8.2%	6.1%	9.2%	n.m.
EBITDA margin		13.8%	13.5%	13.5%	11.6%	12.9%	12.8%
EBIT margin		7.8%	8.8%	8.5%	6.7%	8.4%	8.3%
Equity ratio		40.4%	40.0%	39.9%	39.8%	38.9%	37.9%
Gearing		55%	56%	45%	52%	48%	48%

Stock market indicators		2002	2001	2000	1999	1998	1997
Highest price	€	53.20	49.87	49.00	57.0	73.4	79.6
Lowest price	€	42.52	34.13	33.57	36.8	34.7	51.6
Closing price (year-end)	€	44.13	44.98	34.50	45.8	39.7	53.9
Market capitalization (year-end)	m€	485.4	494.8	379.5	503.8	436.3	592.0
Earnings per share	€	4.7	6.3	6.1	3.7	5.4	4.7
PE ratio (year-end)		9.4	7.1	5.7	12.4	7.4	11.5
Dividend per share	€	2.3[3]	2.7	2.5	2.0	1.96	1.89
Dividend yield		5.2%	6.0%	7.3%	4.4%	4.9%	3.5%
Payout ratio		47.8%	42.6%	41.0%	53.8%	36.5%	38.0%
Number of shares outstanding	m	11	11	11	11	11	11
Free float		45.3%	48.5%	75%	75%	75%	75%

1) at the production companies
2) without apprentices
3) subject to approval by AGM

Table of Contents

Annual Report 2002

The photos in this Annual Report show selected products from all four divisions of the BÖHLER-UDDEHOLM Group.

The Vienna-based photographer Bernhard Angerer was able to capture not only the singular features and quality of these products, but also the unique aesthetics of our special steels and materials.

BÖHLER UDDEHOLM

materializing *visions*

Corporate Profile

- Leading international specialty steel company with a focus on four divisions: High Performance Metals, Precision Strip, Welding Consumables and Special Forgings.
- Production sites in Austria, Sweden, Germany, Belgium, USA, Brazil, and Mexico, and heat treatment operations worldwide.
- Products and services sold in roughly 100 countries on all continents, own sales subsidiaries in nearly 50 markets.
- Worldwide market leader in tool steel (High Performance Metals Division), bimetallic strips, cutting and creasing rules, rule die steel (Precision Strip Division), and blades for gas and steam turbines (Special Forgings Division); worldwide number 2 in high speed steel (High Performance Metals Division).
- Approximately 100,000 customers throughout the world; key customers include the automotive and automotive supplier industries, tool and machine tool manufacturers, aircraft manufacturers, consumer goods and electronics industries, wood and saw industry, textile and paper industries, steel and apparatus construction, power station and plant construction.
- Primary sales markets: Europe, America and Asia. The Group is one of few European steel manufacturers with a presence on nearly all Asian markets, where it has been active for almost 60 years. The Company's largest single market is Germany.
- The strongest selling product is tool steel (High Performance Metals Division), which includes cold work steel, hot work steel and plastics moulding steel.
- The Group is a classic niche supplier: the worldwide use of tool steel equals roughly 0.1% of total annual steel demand of nearly 800 million tonnes.
- Tool steel is not a mass product; important are quality features such as durability, toughness, wear and corrosion resistance, and polishing qualities.
- The most important business driver for tool steel is the introduction of new models (autos, electronic equipment, household appliances, etc.). These changeovers require new moulds and tools which, in turn, are made of tool steel.
- The BÖHLER-UDDEHOLM share was first listed on the Vienna Stock Exchange on 10 April 1995 in the key ATX segment.
- 45.3% of share capital is held in free float, 25.1% is owned by a group of private Austrian financial investors, 25.0% by Österreichische Industrieholding AG ("Austrian State Holding Corporation") and 4.6% of the share capital was repurchased by the Company in conjunction with a stock buyback program (status as of 31 December 2002).

Timeline

1991 The Austrian Böhler Group and Swedish Uddeholm Group merge to form the BÖHLER-UDDEHOLM Group, creating the world's largest tool steel manufacturer with an extensive sales network for specialty steel products.

BÖHLER-UDDEHOLM AG, parent company of the Group, is founded in Austria on 10 May 1991. The beginnings of the production sites of Böhler and Uddeholm date back a number of centuries.

1992–1994 Following extensive reorganization, the Group completes a turnaround in 1994. Up to this point, BÖHLER-UDDEHOLM AG was a 100% subsidiary of Österreichische Industrieholding AG (ÖIAG, "Austrian State Holding Corporation") which, in turn, is owned by the Republic of Austria.

1995 April marks the date of the initial public offering for BÖHLER-UDDEHOLM AG on the Vienna Stock Exchange. ÖIAG reduces its holding to 72.7%, and 27.3% of share capital is sold to international and Austrian investors.

From a business standpoint 1995 was one of the most successful years in the history of the Group, with significant growth in both sales and earnings.

1996 In a secondary public offering ÖIAG reduces its holding in BÖHLER-UDDEHOLM AG to a minority share of 25%, and free float rises to 75%.

By this time, BÖHLER-UDDEHOLM has sold all non-core operations and now concentrates exclusively on four core segments: High Performance Metals, Precision Strip, Welding Consumables and Special Forgings. The Welding Consumables Division is transferred to a joint venture with Thyssen Stahl AG, in which BÖHLER-UDDEHOLM and its partner each own 50%.

1997–1999 After a consolidation phase, BÖHLER-UDDEHOLM begins to follow a growth strategy through directed acquisitions and investments. The Company acquires Martin Miller, an Austrian strip steel producer, and purchases the high-speed steel business of the US Allegheny Teledyne Group. Investments are also made in electro-slag re-melting plants in Austria and Sweden, and in a new plant in Kapfenberg for the production of powder metallurgy steels. This plant is the most advanced facility of its type in the world.

2000 Operations start at the new vacuum re-melting plant in Kapfenberg. Reorganization measures in recent years, steady cost reduction, and productivity increases combined with a successful growth strategy enable BÖHLER-UDDEHOLM to make optimal use of high demand for special steel worldwide and to record the highest sales and earnings since the founding of the Group.

2001 The global economy is placed under additional pressure by the terrorist attacks of 11 September in the USA and the subsequent war in Afghanistan. In spite of this, BÖHLER-UDDEHOLM is able to close the year with a new record in sales and earnings. The Group successively strengthens its activities to extend the value-added chain (machining, heat treatment, acquisition of local steel traders). A group of Austrian private investors acquires 25.1% of share capital and becomes the Company's largest shareholder.

2002 The global economy weakens significantly during the course of the year, triggering a decline in sales and earnings for the BÖHLER-UDDEHOLM Group. In spite of this situation the Company continues to strengthen its sales network in Asia through the acquisition of stakes in local steel traders. In addition, a joint venture is founded with the Italian welding company Fileur S.A. and a 50% holding is acquired in the Danish spray forming specialist Dan Spray A/S. The Company concludes its stock buyback program, which involved the purchase of 504,900 own shares or 4.6% of share capital.

Organizational Chart

BÖHLER-UDDEHOLM GROUP

High Performance Metals Division

- **BÖHLER** Edelstahl GmbH & Co KG
- **UDDEHOLM** Tooling AB
- **BÖHLER** Bleche GmbH
- **UDDEHOLM** Machining AB
- **BÖHLER-YBBSTAL** Profil GmbH
- **BÖHLER-UDDEHOLM** Specialty Metals, Inc.
- **BÖHLER-UDDEHOLM** Deutschland GmbH
- **BÖHLER-UDDEHOLM** Italia SpA
- **BÖHLER-UDDEHOLM** North America
- **BÖHLER-UDDEHOLM** (UK) Ltd.
- **BÖHLER-UDDEHOLM** France S.A.
- **BÖHLER-UDDEHOLM** Iberica S.A.
- **BÖHLER** International GmbH
- **ASSAB** International AB
- **ESCHMANNSTAHL** GmbH & Co KG
- Further companies

Precision Strip Division

- **BÖHLER-YBBSTALWERKE** GmbH
- **BÖHLER-YBBSTAL** Band GmbH & Co KG
- **MARTIN MILLER** GmbH
- **UDDEHOLM** Strip Steel AB
- **BÖHLER-UDDEHOLM** Strip Steel LLC

Welding Consumables Division

- **BÖHLER THYSSEN** Schweisstechnik GmbH (50%)
- **THYSSEN** Schweisstechnik Deutschland GmbH
- **BÖHLER** Schweisstechnik Austria GmbH
- **UTP** Schweissmaterial GmbH
- **FONTARGEN** GmbH
- **SOUDOKAY** S.A.
- Further companies

Special Forgings Division

- **BÖHLER** Schmiedetechnik GmbH & Co KG

Foreword from the Chairman of the Supervisory Board

In comparison to recent years, the 2002 Business Year was certainly one of the most difficult for the BÖHLER-UDDEHOLM Group. When individual markets were affected by weakness in the past, the company was able to offset these difficulties in other countries less affected or untouched by economic problems. However during the reporting year, we were confronted with the unusual situation that all core markets – Europe, America, and specific regions in Asia – were characterized by a marked economic slowdown.

The fact that BÖHLER-UDDEHOLM was able to close the year with respectable results even under these adverse conditions demonstrates the quality of the company's products and services and good market positioning. Sales for 2002 totaled 1,441.2 m€, which represents a decline of 5% from the record prior year. Earnings before interest and tax (EBIT) decreased by 15% to 111.9 m€. This result exceeded slightly the range announced by BÖHLER-UDDEHOLM management during the year. For capital markets, this reliability is without doubt one of the most valuable advantages of the company.

On stock exchanges, uncertainty over global economic developments triggered substantial turbulence. In 2002 the stock market climate was also characterized by unfulfilled expectations, accounting scandals, and fears of war or terrorist attacks. It is even more remarkable that the price of the BÖHLER-UDDEHOLM share remained relatively stable in this unsteady environment. BÖHLER-UDDEHOLM was easily able to meet all requirements for inclusion in the Prime Market, the new top segment of the Vienna Stock Exchange. I also welcome the company's voluntary declaration of compliance with the principles of the new Austrian Corporate Governance Code.

The economic climate is not expected to improve in 2003, especially during the first half of the year. Forecasts call for first signs of recovery to appear at year-end. The Supervisory Board therefore supports the strategic plans of the Management Board to pursue reasonable growth in overseeable steps, while meeting the primary objective to safeguard earning power. This represents a signal to shareholders that the company's goal is to maintain an investor-friendly dividend policy. An adjustment was necessary to match the bonus dividend for 2002 with earnings, but together with the unchanged basis dividend it still represents an attractive total dividend and above-average yield for shareholders.

In conclusion I would like to thank the management, employee representatives, and entire workforce of the BÖHLER-UDDEHOLM Group for their performance, dedication to innovation, and creativity in further developing the Company during this difficult year. I would also like to thank all customers and shareholders of BÖHLER-UDDEHOLM for their support. Join the company on its road to a successful future!

Rudolf Streicher
Chairman of the Supervisory Board

Interview with the CEO



Mr. Raidl, the worldwide economy remained on a steep downward spiral throughout the past year, and many countries were forced to reduce their forecasts for economic growth – what are your predictions for 2003?

Raidl: In the specialty steel sector, the first signs of economic weakness materialized during the second half of 2001. We were therefore able to prepare for the approaching slowdown at an early stage, to communicate our plans, and to act accordingly. Looking back, our estimates were correct. Unfortunately, the situation is not expected to improve significantly in 2003. Economic uncertainty on many markets has led our customers to hold back on investment, and this will hardly provide real support for demand.

Where did this downturn have a particularly strong impact on BÖHLER-UDDEHOLM?

Raidl: The aircraft industry reduced construction rates substantially in 2002 and will make further cutbacks this year. In this segment, we do not expect any recovery before 2004. The situation in the energy industry is similar because demand, especially in the USA, has fallen sharply since the Enron collapse. The electronics industry is fighting over-saturation on the majority of its markets. You can see this clearly in most of today's households, which are well equipped with various televisions, personal computers, and cellular telephones. The only thing that can stimulate demand is the changeover to new product generations. We are also concerned about the state of the US manufacturing industry, which has shown no growth for the past two years and is currently stagnating at a low level. On the other hand our most important customer, the automotive industry, has remained relatively stable and developments in the crude oil, packaging and carton industries are satisfactory.

When will the operating climate improve for BÖHLER-UDDEHOLM?

Raidl: From the current point of view, we expect a slight rally towards the end of 2003 but no substantial improvement before 2004. A war between the USA and Iraq would completely destroy any economic recovery, however. This means we will be forced to meet adverse conditions in 2003 with further cost savings, capacity adjustments, flexibility on the personnel side, restraint in capital expenditures, and intensive marketing activities.

How does all of this affect the Group's strategy?

Raidl: The Management Board established our general strategy for the coming years at the end of 2001 together with the

Supervisory Board. These decisions were made in full awareness of the fact that a difficult period would follow the record years of 2000 and 2001. Therefore we will not change this basic strategic approach. Based on 2001 sales, we still plan to grow steadily up to 2006. We place considerable value on profitable growth, and will in no way endanger the solid earning power of our company.

How do you plan to reach this ambitious target?

Raidl: On the one hand, we plan to grow internally by investing in our production facilities and strengthening our sales organization. Since organic growth alone is not enough to reach our goals, we also want to take external steps by making acquisitions and investments in other companies. We will remain active both vertically along the added value chain (downstream) and also horizontally by increasing our market shares. On a regional basis, we plan to concentrate on the Emerging Markets – particularly China – and on North America. We do not intend to venture into any experiments, and will not enter any new fields of business that are not part of our core expertise or use acquisitions only to increase sales. All our actions are designed to decouple BÖHLER-UDDEHOLM from the traditional steel cycle and secure profitable growth in the future. For investors and stockholders this means an even more reliable earnings development for our Group.

In 2002 the Group changed the names of its divisions. What were the reasons for this step?

Raidl: The new division names describe our products and product features much more precisely than the older terms, which were chosen many years ago and no longer reflect current developments in our Group or our markets. In addition, the new designations more exactly define those niches of the steel branch in which BÖHLER-UDDEHOLM is active and, to a large extent, is also world market leader. We have selected English terms because they are more easily understood, and better convey our international approach to business and our global brand policy. Note however that we only changed the names, and not the business activities in the individual divisions!

In recent months there has been a rather emotional discussion in Austria on the subject of corporate governance. What does BÖHLER-UDDEHOLM think of the new Austrian Corporate Governance Code?

Raidl: We believe corporate governance standards are crucial for all capital markets – not only in Austria – and this annual report includes a statement confirming our support for these principles. I believe the subject should be approached not only in a consistent but also a realistic manner. Even without the Code, our management has always been transparent and value-oriented. We have therefore met most of the Code's principles from the very beginning and will continue our progress in this area in the future.

In the past it was not even remotely conceivable for managing boards in Austria to publish detailed information on salaries. What is your opinion of the Code's recommendation on this subject?

Raidl: If you take transparency seriously, this point is no taboo. Therefore our shareholders will find information on the individual salaries of all members of the Management Board of BÖHLER-UDDEHOLM AG in the notes to the financial statements, which are included in this annual report.

Thank you for the interview.



Bodies of the Company

SUPERVISORY BOARD

Rudolf Streicher
Chairman of the Supervisory Board

Peter Michaelis
Deputy Chairman of the Supervisory Board;
Member of the Management Board of
Österreichische Industrieholding AG

Ernst Hable
Deputy Chairman of the Supervisory Board;
Managing Director of Hanova
Industrieholding Gesellschaft m.b.H.

Peter Doralt
Professor of Economic Law at the Vienna University
of Economics and Business Administration

Rudolf Fries (since 13 May 2002)
ECKERT & FRIES Rechtsanwälte Gesellschaft m.b.H.

Albert Hochleitner (until 13 May 2002)
Chairman of the Management Board of
Siemens AG Österreich

Lars G. Josefsson
Chairman of the Management Board of Vattenfall AB

Wolfgang Leitner (until 13 May 2002)
Chairman of the Management Board of Andritz AG

Wilhelm Rasinger
Managing Director of Inter-Management
Unternehmensberatung GmbH

Walter Scherb (since 13 May 2002)
Managing Director of S. Spitz KG

Siegfried Sellitsch
Chairman of the Management Board of
Wiener Städtische Wechselseitige
Versicherungsanstalt Vermögensverwaltung

Rainer Wieltsch (since 13 May 2002)
Member of the Management Board of
Österreichische Industrieholding AG

Otto Haberleitner
Chairman of the EU Workers Council of
BÖHLER-UDDEHOLM AG;
Chairman of the Employees Council of
BÖHLER Edelstahl GmbH & Co KG

Gotthard Klaus
Chairman of the Employees Council of
BÖHLER-UDDEHOLM AG

Johann Knapp
Chairman of the Workers Council of
BÖHLER Bleche GmbH

Helmut Meinl (since 1 January 2002)
Chairman of the Workers Council of
BÖHLER-YBBSTAL Band GmbH & Co KG

Johann Prettenhofer
Chairman of the Workers Council of
BÖHLER Edelstahl GmbH & Co KG

MANAGEMENT BOARD

Claus J. Raidl
Chairman of the Management Board

Knut Consemüller
Member of the Management Board

Horst Königslehner
Member of the Management Board

Heimo Stix
Member of the Management Board

The Management Board

(left, sitting)
Knut Consemüller
Born 1941
Married, two children.
Member of the Management Board since 1991. Responsible for the Welding Consumables and Special Forgings Divisions, and for research and development.

(left, standing)
Horst Königslehner
Born 1953
Married, one child.
Member of the Management Board since 1995. Responsible for finance, accounting, controlling, treasury, IT and for the Precision Strip Division.

(center, sitting)
Heimo Stix
Born 1954
Married, two children.
Member of the Managing Board since 2001. Responsible for the High Performance Metals Division.

(right, standing)
Claus J. Raidl
Born 1942
Married, three children.
Chairman of the Management Board since 1991. Responsible for strategy, communications, human resources, legal and investments.



THE ECONOMIC ENVIRONMENT.

The global economy remained on a steady downturn throughout 2002. In addition to weakness on financial markets, political developments fuelled uncertainty. This, in turn, reduced overall confidence in economic recovery and further depressed consumer spending. Many experts are convinced the economic situation will only improve after tension between the US and Iraq is resolved. Repeated warnings of possible terrorist attacks have also increased anxiety on the part of consumers.

The general mood appears to be worse than the actual economic situation, however. Preliminary calculations indicate that the global economy grew by 1.8% in 2002, compared to only 1.2% in the prior year. Nearly all central banks have therefore lowered prime rates to a level that will support expansion. Assuming there are no new political shocks, the climate for economic recovery should also be favourable since many companies have reduced costs and are thereby in a position to increase earnings.

The steady losses suffered by US households on stock exchanges have triggered a shift towards savings. For this reason, the US economy is unlikely to return to the high 1990's growth rates in the near future. Economies in other regions, particularly Europe and Japan, must therefore demonstrate progress in resolving structural deficits in order to reach satisfactory levels of growth.

While Japan has renewed efforts to prompt banks to create higher provisions for problem loans, structural reforms in the Euro region could increase growth above the relatively low potential of 2.0% to 2.5% and thereby reduce dependence on the world economy. Real economic growth in Europe totalled 0.8% for 2002, which represents a decline of 0.6% from the prior year level.

Germany, which reported extremely low growth of 0.6% for 2001, appears to have just passed a positive growth figure in 2002. Here and in other European countries, unexpectedly slow development in recent years coupled with long-overdue reforms has led to deficits that exceed the Maastricht Criteria. Neither the USA nor other foreign countries are expected to serve as a motor for growth in the foreseeable future, and governments will come under rising pressure to balance budgets through spending cutbacks.

With economic growth estimated at 3% for 2002, Central and Eastern Europe was less affected by the economic downturn than most industrialized countries in Western Europe. The eastward expansion of the EU is also expected to accelerate growth in many countries of this region.

In South America, Venezuela has followed Argentina into a period of major economic and political turbulence. Economic performance in Latin America appears to have declined by 0.8% for 2002. After four years of recession, Argentina again heads the list of negative growth with (11%). Positive results were recorded by Peru, which recorded over 4% real growth in this difficult environment.

Sales in m€


1,317
1,352
1,297
1,483
1,509
1,441
1997
1998
1999
2000
2001
2002

EBITDA in m€


168.8
174.2
150.1
199.5
203.3
198.8
1997
1998
1999
2000
2001
2002

Since 2001 China has shown the highest economic growth in the world. After 7.3% in the previous year, the Chinese GDP is estimated to reach 7.8% for 2002. Other countries in the Pacific region such as Malaysia, India and South Korea also show solid growth rates between 4.5% and 6.0%.

SALES.

The slump in the global economy had a particularly strong impact on markets in Europe, the USA and, in part, Asia. For the BÖHLER-UDDEHOLM Group, these three regions represent traditional core markets. As a consequence of the unfavourable operating environment, total sales declined from 1,509.4 m€ in the prior year by 5% to 1,441.2 m€ for 2002. In the EU countries sales decreased from 881.9 m€ by 5% to 839.0 m€ and in America from 267.0 m€ by 9% to 243.3 m€. In Asia sales decreased from 184.2 m€ by 1% to 182.5 m€.

The protective tariffs on steel imports, which were imposed by the USA in the previous year (Section 201), had only a minor impact on BÖHLER-UDDEHOLM. With the exception of two product segments in the Precision Strip Division, exemptions were awarded in all other areas.

A regional analysis of sales shows only marginal shifts over the prior year: the EU remained the most important market for BÖHLER-UDDEHOLM in 2002 with a 58% (58%) share of total sales, followed by the Americas with 17% (18%) and Asia with 13% (12%). Sales remained virtually unchanged to other European countries at 8%, Australia at 3% and Africa at 1%.

The High Performance Metals Division (formerly Special Steel Long Products) generated the largest share of Group sales with 72.6% (72.8%), followed by the Precision Strip Division (formerly Strip Steel) with 11.5% (11.4%), Welding Consumables (formerly Welding Consumables) with 9.2% (9.0%), and Special Forgings (formerly Forging Technology) with 6.7% (6.6%). The following table shows a breakdown of consolidated sales by division.

ORDER INTAKE.

The unfavourable operating environment led to a drop in order intake for the reporting year. Demand remained significantly below prior year values during the first half-year, but the situation stabilized gradually over the second six months. Order intake by the production companies totalled 924.6 m€ for the reporting year, for a decline of 8% from the prior year value of 1,008.6 m€. The primary reason for this development was noticeably lower demand from the aircraft industry, energy branch, and electronics sector. As of 31 December 2002 order backlog totalled 248.7 m€, for a decrease of 14% from the prior year level of 289.8 m€.

EARNINGS.

Lower business volume and price levels compared to the prior year had a negative impact on Group earnings. In addition, the seasonal effect of the summer months was stronger than in earlier years. The Management Board therefore forecasted an EBIT range of 100 m€ to 110 m€ in its capital market presentations during the 2002 Business Year. At the end of the year EBIT reached 111.9 m€, and exceeded slightly the announced range. In comparison to prior year EBIT of 132.1 m€, this corresponds to a decline of 15%. The EBIT margin for the reporting year was 7.8%, versus 8.8% in the record year 2001. In spite of this drop in margin, BÖHLER-UDDEHOLM was able to demonstrate high profitability during the difficult year 2002.

Financial results for 2002 totalled (29.8 m€) compared to (25.3 m€) in 2001. Earnings before tax reached 82.1 m€ in 2002, for a decline of 23% from the comparative prior year value of 106.9 m€. Net income after the deduction of taxes and minority interest equalled 50.5 m€, which is 19.1 m€ or 27% lower than in 2001. It should be noted that the 37% tax rate for BÖHLER-UDDEHOLM substantially exceeded the prior year tax rate of 33%. This temporary rise resulted primarily from a tax audit in the Austrian companies for the years from 1997 to 1999. The tax rate for the 2003 Business Year should again be between 34% and 35%.

Basic earnings per share for the reporting period totalled 4.7 €, compared to 6.3 € in 2001. The Management Board will recommend that the Annual General Meeting on 12 May 2003 approve an unchanged basis dividend of 2.0 € per share and a bonus dividend reduced from 0.70 € to 0.30 € per share. The total dividend of 2.30 € per share represents a payout ratio of 47.8% and corresponds to an attractive yield of 5.2% based on the closing share price for 2002.

INVESTMENTS, RESEARCH AND DEVELOPMENT.

As announced, BÖHLER-UDDEHOLM reduced capital expenditure from the high prior year level of 139.0 m€ by 32% to 95.1 m€ for the 2002 Business Year. Independent of this reduction, strategic capital investments were made in key fields. Major projects included the installation of one new electro-slag re-melting plant (ESR) each in Kapfenberg and Hagfors, which brings the total number of ESR aggregates to 14. In Kapfenberg a new

EBIT in m€



109.9
113.1
86.7
125.7
132.1
111.9
1997
1998
1999
2000
2001
2002

Earnings before tax in m€



83.6
89.0
63.0
101.3
106.9
82.1
1997
1998
1999
2000
2001
2002

Sales in m€	**2002**	**2001**	**2000**[1]	**1999**	**1998**
High Performance Metals	1,044.3	1,098.9	1,103.7	468.0	498.6
Precision Strip	164.6	171.4	170.9	168.0	170.6
Welding Consumables[2]	131.8	135.1	121.7	119.8	139.3
Special Forgings	96.4	99.3	77.2	73.4	67.2
Sales	–	–	–	932.5	962.2
Other/Consolidation	50.0	46.5	44.0	41.8	46.4
Total Sales	**1,487.1**	**1,551.2**	**1,517.5**	**1,803.5**	**1,884.4**
Intra-company sale	45.9	41.8	34.8	507.0	532.4
External sales	1,441.2	1,509.4	1,482.7	1,296.5	1,351.8

1) Beginning in 2000, sales companies are assigned to the individual divisions
2) 50% share in joint venture

Number of employees as of 31 December


9,315
9,238
9,092
9,071
9,298
9,296
1997
1998
1999
2000
2001
2002

Value-added by employee
in k€


82.7
83.1
81.5
93.3
92.9
90.2
1997
1998
1999
2000
2001
2002

vacuum re-melting plant was installed and construction started on a converter that will start operation next year. This equipment will allow a more economical use of alloy elements, and thereby reduce costs and processing time.

In the Precision Strip Division work was concluded on a project to increase capacity at the Ybbstal site. Activities will now focus on the expansion of rolling capacity at the Munkfors site. This equipment will enable the company to produce high-quality and very thin special steel strip. In the Group's sales companies, investments centred on increasing hardening and processing capacity in order to meet rising customer demand.

Research and development expenses totalled 16.8 m€ for the reporting year, for an increase of 5% over the prior year level of 16.0 m€. Over the past six years, BÖHLER-UDDEHOLM has more than doubled research and development expense. This increased commitment of funds is also reflected in the Group's patent statistics: the number of the patents (including applications) rose from 297 in 1997 to 418 in 2002. This corresponds to an increase of 41% during this period.

RISK MANAGEMENT.

As one of the world's leading special steel companies, BÖHLER-UDDEHOLM is exposed to a range of risks through the daily conduct of operations in the High Performance Metals, Precision Strip, Welding Consumables, and Special Forgings Divisions. Systematic risk management is therefore decisive for the continued success of the Group in order to support the detection and minimization of risks and identification of opportunities. Risks are analysed, evaluated, and controlled by management systems similar to Group planning and accounting. As part of its overall responsibility for the Group, the Management Board of BÖHLER-UDDEHOLM AG has created Group-wide standards that are designed to provide a framework for efficient risk management. In keeping with the multi-level structure of the Group, local management is directly responsible for early identification, control, and communication. It is the Group's goal to further expand this system in the future.

BUSINESS RISKS.

BÖHLER-UDDEHOLM is a classic niche provider and global leader in a variety of markets through its operating divisions: the High Performance Metals Division for tool steel, the Precision Strip Division for bimetallic strip, rule dies and cutting lines, and the Special Forgings Division for gas und steam turbine blades. The Group is also number two on the high-speed steel market through the High Performance Metals Division. From the current point of view, BÖHLER-UDDEHOLM does not believe it is exposed to any significant dangers or risks that could materially jeopardize the expected development of business.

The danger of excessive dependency on a small number of key customers does not represent a risk for BÖHLER-UDDEHOLM. The Group has a diversified base of roughly 100,000 customers, and the existing structure shows that purchases made by the largest customer represent less than 2% of total Group sales.

In order to reduce dependency on cyclical price fluctuations, the Group is pursuing a downstream strategy to increase hardening capacity for high-alloy steels.

Information on financial risks is provided in the Notes to the Financial Statements under "27. Financial Instruments" on page 67.

In summary, it should be noted that risk in the BÖHLER-UDDEHOLM Group is limited and easy to monitor, and does not endanger the continued existence of the Group. Moreover, no risks have been identified that could endanger the development of the Group in the future.

OUTLOOK.

For the 2003 Business Year the management of BÖHLER-UDDEHOLM does not expect a further slowdown in economic activity, but also no major signs of recovery. The operating environment is expected to remain difficult, especially during the first half-year. Only in the second six months – towards the end of the year – should slight relief appear on key markets. It is assumed, however, that this improvement will only have a minor influence on total results for 2003. Management does not expect a substantial recovery before 2004. If war breaks out between the USA and Iraq in 2003, this would considerably reduce the chances for recovery in the worldwide economy.

The following business trends for fiscal 2003 can be identified in the Group's most important customer branches: The aircraft and energy industries show no far-reaching signs of recovery, and the electronics industry will remain subdued in the USA and Asia. Even though the US manufacturing sector has reached its low point, a lasting rally is still not in sight. The manufacturing industry in Asia (excluding Japan) will continue to grow in 2003. The largest customer of BÖHLER-UDDEHOLM, the automotive industry, should remain stable to a large extent.

In 2003 BÖHLER-UDDEHOLM will therefore continue measures introduced in the prior year to counteract the negative operating environment: cost reduction and productivity increases, further reduction in capital expenditure, flexibility on the personnel side, capacity adjustments, and intensified efforts in market penetration.

During the 2002 Business Year, BÖHLER-UDDEHOLM acquired holdings in Asian steel traders and a 50% stake in the Danish Dan Spray A/S, a spray forming specialist, and entered into a joint venture with the Italian Fileur S.A., a welding company. Management plans to continue this directed downstream strategy in 2003. Strong emphasis will be placed on increasing hardening capacity for high-alloyed steels, primarily in the Asian market. This will also allow BÖHLER-UDDEHOLM to expand its good market positions in times of economic weakness and further strengthen the Group's earning power.

Sales by division


High Performance Metals 73%
Precision Strip 11%
Welding Consumables 9%
Special Forgings 7%

Sales by region


EU 58%
Rest of Europe 8%
N/S Americ
17%
Asia 13%
Australia 3%
Africa 1%

Sales by sector


Other 16%
Automotive 34%
Machine construction 7%
Aircraft 8%
Energy 9%
Consumer goods 26%

HIGH PERFORMANCE METALS

High Performance Metals Division

PRODUCTS, MARKETS AND CUSTOMERS.

High Performance Metals is the largest division in the BÖHLER-UDDEHOLM Group with a 73% share of total sales. The special steels and special alloys such as nickel-based materials are manufactured by five companies: Böhler Edelstahl GmbH & Co KG in Kapfenberg (Austria), Uddeholm Tooling AB in Hagfors (Sweden), Böhler Bleche GmbH in Mürzzuschlag (Austria), Böhler Ybbstal Profil GmbH in Bruckbach (Austria), and Böhler-Uddeholm Specialty Metals, Inc. in South Boston (USA). The Group also has hardening facilities in a number of countries.

All production sites are highly specialized plants. The most important segment in this division is tool steel (cold and hot work steels as well as plastics moulding steels), where the BÖHLER-UDDEHOLM Group is world leader with a market share of approximately 28%. The second largest segment is high-speed steel, where the Group ranks second with roughly 20% market share. Other major products include special grades, nickel-based alloys and high-alloy sheets, wire and profiles.

Key customers for high performance metals in Europe, America and Asia are the automotive and automotive supplier industries, tool and machine tool manufacturers, the energy industry, aircraft and aerospace industries, consumer goods and electronics companies, and medical technology firms.

A major competitive advantage for BÖHLER-UDDEHOLM is the Group's worldwide sales network. It enables the Company to react quickly and flexibly to the needs of customer on site, and provide them not only with steel and materials but also with services and technical know-how. The sales and distribution network was enlarged during the reporting year through smaller acquisitions and investments in steel traders. In recent years, the value-added chain to customers (downstream) was extended significantly by the addition of new facilities for machining and heat treatment.

BUSINESS OVERVIEW 2002.

In contrast to forecasts, economic activity in Europe slowed during the second six months of 2002. The division felt the impact of this downturn above all in Germany, France and England. The USA remained stable over the reporting year, but at a low level. The situation in Canada was somewhat better because the low Canadian dollar supported a strong increase in exports to the USA.

Key Segment Figures acc. to IAS in m€	2002	2001	2000
Total sales	1,044.3	1,098.9	1,103.7
Intra-company sales	17.5	13.4	4.0
External sales	1,026.8	1,085.5	1,099.7
Earnings before interest and tax (EBIT)	75.4	88.8	99.3
Operating assets	1,024.2	1,085.9	1,030.7
Operating liabilities	158.2	180.5	201.6
CAPEX	77.7	108.5	72.3
Depreciation	62.4	50.6	48.3
Other non-cash income/expense	1.1	(6.9)	(2.7)
Employees	6,828	6,728	6,556

Sales in m€


1,103.7
1,098.9
1,044.3
2000
2001
2002

EBIT in m€


99.3
88.8
75.4
2000
2001
2002

Employees


6,556
6,728
6,828
2000
2001
2002

Argentina was affected by an economic and foreign exchange crisis, above all during the first half of 2002. In Brazil general economic conditions deteriorated before the presidential elections, but settled towards the end of the year. With the exception of Japan, Asia remained the most stable region in 2002 with economic activity improving in countries not dependent on the electronics industry. Developments were also positive in the Middle East, and especially in Turkey.

In the individual product segments, tool steel registered satisfactory demand slightly below the good prior year level. Sales of high-speed steel for industrial applications weakened substantially, particularly in end-user sectors such as the aircraft industry. The demand for special steels and materials for the aircraft industry dropped significantly, a trend that is expected to continue into 2003. The energy sector was characterized by a noticeable slowdown in the second half of 2002 (turbine blade steels), which is expected to intensify during the coming year. On the other hand, demand was satisfactory for special steels used by the chemical and oil industries.

Sales to the automotive industry, the most important customer for the High Performance Metals Division, showed differing developments in 2002. Individual manufacturers were able to position themselves well, but others – such as Fiat in Italy – slid into declines or massive crises. In this branch, frequent model changeovers are a major business driver and the demand for BÖHLER-UDDEHOLM products remained generally stable following the introduction of new models by a number of manufacturers.

In this difficult business year, sales and earnings recorded by the High Performance Metals Division fell below 2001 levels. The decisive factor was not only falling demand, but also increased pressure that led to lower prices for standard grades and nickel-based alloys. Reserved demand also led to a decline in sales volumes, which reached a low point during the summer months of 2002. The adverse business climate led many manufacturers to extend plant holidays during July and August, and this aggravated the already weak order situation.

CAPITAL EXPENDITURE.

One new electro-slag re-melting plant (ESR) was installed at each of the Kapfenberg and Hagfors mills. The Group now has 14 ESR plants with a total capacity of roughly 40,000 tonnes of ultra-pure ESR grades per year. A vacuum re-melting plant was installed in Kapfenberg, bringing the total number of these aggregates to three. Construction also started on a converter in Kapfenberg, which will start operation next year. This equipment for secondary metallurgy will improve alloy output, increase capacity, and reduce costs. In the sales companies, investments focused on the expansion of capacity at hardening plants in China and South Africa.

RESEARCH AND DEVELOPMENT.

Following the acquisition of 50% in Dan Spray A/S, a Danish spray forming specialist, Uddeholm set a new focus on research and development in this technology field. Spray forming is a special process for the production of particularly wear-resistant tool steels used in shaping. The division was also able to bring new materials to the market with better polishing, optimized toughness, and improved wear-resistance features. Of special note are Stavax Supreme, a corrosion-resistant plastics moulding steel, and S 290, a high-speed steel made in a powder metallurgical process.

Precision Strip Division

PRODUCTS, MARKETS AND CUSTOMERS.

Precision strip represents the second largest division in the BÖHLER-UDDEHOLM Group with 11% of total sales. Products are manufactured by Böhler Ybbstal Band GmbH & Co KG and Martin Miller GmbH in Austria, and Uddeholm Strip Steel AB in Sweden. The product line includes four basic segments:

- Strip steels for the production of saws to cut wood, stone, plastics, metals, and foodstuffs;
- Strip steels to punch cardboard, paper, plastics, leather, and textiles;
- Strip steels for coating, coater blades, crepping doctor blades, and printing doctor blades;
- Special cold rolled strip steel in very thin widths for valves, razor blades, scalpels, needles, etc.

BÖHLER-UDDEHOLM is the worldwide leader or largest continental player in nearly all these segments. Key export markets for these niche products are the EU countries, as well as North America and Asia. Markets in Eastern Europe and South America are also gaining in importance. In most countries, customers are supplied by Group sales companies. In other areas, the best way to reach customers is through external local traders who exclusively market our strip products. The strengths of BÖHLER-UDDEHOLM are individual customer care and support through user-based expertise.

BUSINESS OVERVIEW 2002.

After a record prior year, the Precision Strip Division also showed satisfactory development during 2002 in spite of a difficult operating environment. The strategic program, which was established two years ago with clear growth targets, continued to serve as the guideline for developing new markets and products. North America and Germany remained subdued during the first six months, but the situation on both core markets improved during the second half of the year. Towards year-end these regions showed signs of renewed moderate activity. On the Asian market the division was able to close a number of new orders, and in South America market shares remained stable or even rose in the face of adverse economic conditions.

In total, strip steels for the production of saws declined slightly from the prior year level. In the metal saw segment, this was caused primarily by stock reductions at the start of the year. Growth was recorded, however, in

Key Segment Figures acc. to IAS in m€	2002	2001	2000
Total sales	164.6	171.4	170.9
Intra-company sales	0.0	0.0	0.0
External sales	164.6	171.4	170.9
Earnings before interest and tax (EBIT)	34.7	33.5	29.5
Operating assets	121.8	128.7	126.6
Operating liabilities	33.2	29.1	37.7
CAPEX	4.1	16.8	9.2
Depreciation	9.5	10.8	10.8
Other non-cash income/expense	0.1	(2.3)	(0.1)
Employees	1,038	1,111	1,164

Sales in m€


170.9
171.4
164.6
2000
2001
2002

EBIT in m€


29.5
33.5
34.7
2000
2001
2002

Employees


1,164
1,111
1,038
2000
2001
2002

PRE
CIS
ION
STRIP

deliveries to producers of wood and stone saws. The special cold rolled strip segment was characterized by good order backlog, but increased restraint on the part of customers – especially in Germany. Sales of rule die steel, cutting and creasing knives rose sharply over the prior year. The higher quality grades produced by BÖHLER-UDDEHOLM are gaining increased acceptance among customers, even in Asia.

The division's niche policy combined with a strict rationalization and cost reduction program helped stabilize profits at a good level in spite of higher pre-material prices. This division also recorded the highest EBIT margin in the entire Group for 2002. Even though sales volumes declined during the reporting year, the division was able to increase prices over 2001 and thereby offset higher pre-material costs. The Precision Strip Division closed the year with sales slightly below and earnings above the strong prior year levels.

CAPITAL EXPENDITURE.

Böhler Ybbstal Band GmbH & Co KG completed its project to increase production capacity for bimetallic strips, rule dies, and cutting lines. The new production halls were finished in 2001, and a new distribution center opened during the reporting year. Investment activity will now focus on the expansion and modernization of the Munkfors rolling mill. In the future these plants will produce high-quality very thin strip steel, which is used in the manufacture of valves, razor blades, scalpels, and loom blades. The Supervisory Board approved this expansion program during the reporting year, and planning has already started.

RESEARCH AND DEVELOPMENT.

The division increased research and development expenses in recent years to ready new products for serial production as part of an expansion program. In 2002 activities included the development of new strip steels for stamping and sawing. New laser technology for the welding of bimetallic strips was also successfully used in production and made available to other Group companies. In accordance with the niche policy of the Precision Strip Division, research projects are designed to meet the needs of customers and are conducted in close cooperation with universities and research institutes.

WELDING CONSUMABLES

Welding Consumables Division

PRODUCTS, MARKETS AND CUSTOMERS.

Böhler Thyssen Schweisstechnik GmbH is a joint venture in which BÖHLER-UDDEHOLM AG and the ThyssenKrupp Group each own 50%. The Welding Consumables Division operates manufacturing facilities in Austria, Germany, Belgium, Brazil, and Mexico. Böhler Thyssen Schweisstechnik GmbH has a large number of subsidiaries, which are responsible for the sale of welding consumables throughout the world.

The division considers itself a universal provider of welding consumables for sheathed electrodes, solid wire, and filler wire for electrical arc welding, stick electrodes for gas welding, welding consumables for repairs, and soldering materials. During the 2002 Business Year the company founded a joint venture with the Italian Fileur S.A. for the production of low-alloy filler wire, in which Böhler Thyssen Schweisstechnik GmbH holds a 51% share. The division can now complement its offering in this strongly growing segment with products from its own production.

Medium and high-alloy welding consumables generate approximately two-thirds of divisional sales. The Group is market leader for rust, acid, and heat resistant products in many West European and South American countries. These welding consumables are used in steel and apparatus construction, power station and plant construction, automobile manufacture and shipbuilding, pipeline construction, the petrochemical industry, and the food industry.

BUSINESS OVERVIEW 2002.

The European market, and in particular the key German market, remained in a slump throughout the entire reporting year. In England, demand stabilized only in the fourth quarter at a low level. East European markets showed positive development during the first six months, but weakened during the course of the year due to slowing corporate investment.

In the USA the market stagnated at the prior year level, except in the good third quarter. Mexico recorded satisfactory domestic demand, but exports fell below expectations. In Brazil and Argentina the business climate continued to deteriorate because of economic and currency problems. In Asia the Group's activities concentrate on products for special applications (pipeline construction), and there

Key Segment Figures acc. to IAS in m€	2002	2001	2000
Total sales	131.8	135.1	121.7
Intra-company sales	3.7	4.3	3.9
External sales	128.1	130.8	117.8
Earnings before interest and tax (EBIT)	10.7	10.6	6.6
Operating assets	91.4	97.6	94.0
Operating liabilities	16.1	17.8	18.2
CAPEX	4.1	3.1	7.2
Depreciation	5.0	4.9	4.4
Other non-cash income/expense	0.9	1.0	0.2
Employees	784	813	799

Sales in m€

2000	2001	2002
121.7	135.1	131.8

EBIT in m€


10.6
10.7
6.6
2000
2001
2002



Employees


799
813
784
2000
2001
2002

is less dependency on business cycles. For this reason, satisfactory growth was recorded both in Southeast Asia and the Middle East.

An analysis of the individual product segments shows good demand for electrodes used in pipeline construction, high-alloy filler wire, and products used in maintenance and repair welding. In contrast, demand for non-alloy products and rust-free solid wire segments declined because of intense competition and pressure on prices.

Sales volumes remained relatively stable over the reporting year but pressure on prices increased, primarily in Europe. Divisional sales for 2002 nearly reached the prior year level and earnings improved slightly in spite of the difficult business climate. In 2002 the division generated its highest EBIT margin since the joint venture was founded. This was primarily the result of measures to optimize earnings and an improved cost base, which resulted from the division-wide "Best in Class" program to increase productivity.

CAPITAL EXPENDITURE.

In the reporting period activities focused on replacement investments in Hamm and Kapfenberg. In addition, sites in the USA and Belgium were converted to SAP/R3. All production and sales departments in the division are now equipped with a standardized EDP system. In addition, an Internet platform was created for selected customers to allow electronic ordering and provide up-to-date information on stocks and delivery periods.

RESEARCH AND DEVELOPMENT.

Projects at the Hamm site continue to focus on the field of heat-resistant welding consumables. The development of martensite steels and welding consumables for temperatures up to 650° C is being pursued as part of COST 522, a European research project. New welding consumables are being tested for use in the manufacturing of automobile catalytic converters. The Austrian site acts as a competence center for rust, acid and heat-resistant sheathed electrodes and filler wire within the division. In this area, work is focused on research projects to expand the product range for high-alloy filler wire.

In Bad Krozingen, research projects concentrated on the development of stick and wire electrodes for nickel-based materials with high heat and/or corrosion resistance. The wear resistance of special welding consumables was also optimized. Moreover, a research program at the Belgian site is working to develop new filler wire for use in welding consumables for tool steels and hard alloys with heat resistance up to 650° C.

Special Forgings Division

PRODUCTS, MARKETS AND CUSTOMERS.

The products of the Special Forgings Division are manufactured by Böhler Schmiedetechnik GmbH & Co KG in Kapfenberg. The aircraft and jet engine industries represent the most important market, which generates roughly 60% of total division sales. The second largest product segment is steam and gas turbine construction; selected niches in the machinery and plant construction area represent the third sector. The division's products are sold throughout the world with Europe, North America and Asia as the key markets.

The major aggregates for the production of these products are the worldwide largest screw press with 31,500 tonnes of pressure, drop-forging hammers with 80 kJ to 350 kJ blow energy, and open die hammers. This equipment is used to produce technically demanding forged products in small batches, in accordance with a comprehensive quality control system that is based on ISO 9001.

BUSINESS OVERVIEW 2002.

Following continuous growth over the past five years, Böhler Schmiedetechnik GmbH & Co KG experienced a consolidation phase in 2002. This was characterized by weak demand in the turbine construction segment and a steep decline in orders from the aircraft industry after the terrorist attacks of 11 September 2001. The division's business environment slowed significantly, especially during the second half of 2002. However, the decrease in divisional sales remained below the volume drop on the market because of major gains in market share, particularly in the aircraft industry.

Earnings were depressed by the weaker US dollar and lower utilization of capacity. Reductions in the workforce were required to adjust capacity; the related measures chiefly involved leasing personnel and overtime. In total, the division was able to hold earnings at a satisfactory level in spite of an adverse operating environment.

AIRCRAFT INDUSTRY.

Key customers are the aircraft manufacturers Boeing, Airbus (EADS) and their component suppliers, as well as the jet engine manufacturers General Electric and Rolls Royce. BÖHLER-UDDEHOLM supplies these companies with structural parts and forged disks made of titanium and nickel-based alloys and special aircraft steels.

Key Segment Figures acc. to IAS in m€	2002	2001	2000
Total sales	96.4	99.3	77.2
Intra-company sales	1.5	1.6	3.9
External sales	94.9	97.7	73.3
Earnings before interest and tax (EBIT)	10.5	14.4	11.1
Operating assets	99.0	98.7	56.9
Operating liabilities	10.4	24.6	13.8
CAPEX	5.0	6.9	3.8
Depreciation	3.0	2.6	2.6
Other non-cash income/expense	0.3	0.1	0.5
Employees	390	405	335

Sales in m€


77.2
99.3
96.4
2000
2001
2002

EBIT in m€


11.1
14.4
10.5
2000
2001
2002

Employees


335
405
390
2000
2001
2002

S P E
C I A L
F O R
GINGS

During the reporting year the aircraft industry reduced construction rates by an average of 25%, whereby the cutback was stronger at Boeing than at Airbus. This triggered a decline in order intake from the prior year level. Prices are set by long-term contracts, however, and therefore remained relatively stable in 2002. The division was able to maintain its position on the market, primarily through the acquisition of new business. Sales of forged disks for jet engines, which were a focal point of marketing activities in recent years, showed satisfactory growth in 2002 and will be intensified in the future.

TURBINE CONSTRUCTION.

Precision forged blades for steam turbines and stationary gas turbines are the main products in this segment. The most important customers are Siemens, Alstom, GE-Power Systems, Toshiba and Hitachi. After growth in the prior year, order intake declined in 2002. A number of customers postponed orders to 2003, chiefly as a direct result of the Enron scandal in the USA and general economic weakness. Orders for power station projects differed clearly by region, with a strong decline noted in the USA and relative stability across Europe and Asia.

OTHER SPECIAL FORGINGS.

The most important products in this segment are marine diesel valves, forged components for cable railways, and special wagon wheels. The operating climate for customers of these special forgings was generally restrained during the reporting year. In Europe general machinery and plant construction suffered from ongoing economic weakness, and marine engine construction in Asia stagnated at a low level. For this reason, the division has concentrated on the production of technologically complex components of high-alloyed materials in these segments.

CAPITAL EXPENDITURE.

Investment activity for the 2002 Business Year centered on the expansion of press capacity. In addition, a new milling machine was purchased for the processing of turbine blades and aircraft components. The capital expenditure program also included a number of smaller replacement investments at the Kapfenberg site.

RESEARCH AND DEVELOPMENT.

Research activities of the Special Forgings Division were intensified, with a concentration on four areas: materials, the simulation of forging processes, plant optimization, and the development of prototypes. Individual projects conducted during the reporting year included the further development of jet engine blades and structural components. In addition, researchers worked on the reshaping of new materials for the aircraft industry.

Overview of Key Segment Figures

SEGMENT REPORTING ACCORDING TO IAS/PRIMARY SEGMENT as at 31 December 2002

Division	High Performance Metals		Precision Strip		Welding Consumables	
in k€	2001	2002	2001	2002	2001	2002
Total sales	1,098,889.8	1,044,312.4	171,365.5	164,546.4	135,148.9	131,822.9
Intra-company sales	13,417.2	17,465.3	0.0	0.0	4,305.5	3,698.4
External sales	1,085,472.6	1,026,847.1	171,365.5	164,546.4	130,843.4	128,124.5
EBIT	88,806.3	75,404.6	33,488.3	34,701.4	10,597.4	10,670.4
Operating assets	1,085,866.0	1,024,162.1	128,661.0	121,751.8	97,594.0	91,439.1
Operating liabilities	180,495.0	158,198.5	29,052.1	33,171.4	17,791.2	16,124.5
CAPEX	108,477.4	77,743.2	16,753.8	4,142.7	3,088.0	4,113.5
Depreciation	50,589.7	62,379.3	10,794.3	9,472.4	4,884.5	5,006.0
Other non-cash income/ expense	(6,881.9)	1,109.8	(2,286.3)	122.4	1,030.4	872.7
Employees	6,728	6,828	1,111	1,038	813	784

SEGMENT REPORTING ACCORDING TO IAS/SECONDARY SEGMENT as at 31 December 2002

Region	Austria		European Union		Rest of Europe		N/S America	
in k€	2001	2002	2001	2002	2001	2002	2001	2002
External sales	85,779.8	85,715.5	796,148.6	753,293.5	112,847.6	113,405.9	267,035.2	243,299.0
Operating assets	603,690.2	577,583.0	561,937.1	546,408.6	40,776.5	38,713.5	182,859.7	142,766.7
Operating liabilities	127,845.8	103,835.3	134,727.6	116,256.1	12,742.2	11,061.6	34,452.8	31,677.0
CAPEX	66,297.4	50,774.1	57,732.0	25,162.2	1,711.1	3,395.6	6,314.1	4,676.2



Special Forgings 2001	Special Forgings 2002	Other/Consolidation 2001	Other/Consolidation 2002	Group 2001	Group 2002
99,281.5	96,375.2	46,538.3	50,022.2	1,551,224.0	1,487,079.1
1,628.0	1,511.3	22,501.4	23,189.6	41,852.1	45,864.6
97,653.5	94,863.9	24,036.9	26,832.6	1,509,371.9	1,441,214.5
14,403.2	10,495.4	(15,163.9)	(19,373.6)	132,131.3	111,898.2
98,661.1	98,987.6	31,638.5	27,373.1	1,442,420.6	1,363,713.7
24,630.9	10,365.3	5,966.2	7,557.5	257,935.4	225,417.2
6,851.1	5,018.7	3,579.6	2,675.7	138,749.9	93,693.8
2,645.8	3,048.9	2,277.2	7,004.2	71,191.5	86,910.8
119.1	265.1	1,354.8	(636.5)	(6,663.9)	1,733.5
405	390	241	256	9,298	9,296

Asia 2001	Asia 2002	Australia 2001	Australia 2002	Africa 2001	Africa 2002	Consolidation 2001	Consolidation 2002	Group 2001	Group 2002
184,162.4	182,547.3	42,961.0	43,342.1	20,437.3	19,611.2	0.0	0.0	1,509,371.9	1,441,214.5
66,732.4	71,122.3	45,284.3	43,335.3	6,721.3	9,056.9	(65,580.9)	(65,272.6)	1,442,420.6	1,363,713.7
12,521.1	16,782.2	5,310.3	7,552.4	2,147.8	2,276.1	(71,812.2)	(64,023.5)	257,935.4	225,417.2
4,677.8	8,807.8	961.5	294.5	1,056.0	583.4	0.0	0.0	138,749.9	93,693.8



Investor Relations

BÖHLER-UDDEHOLM AG was first listed on the Vienna Stock Exchange on 10 April 1995 and has traded in the most important segment of the equity market – the Austrian Traded Index or ATX – since that time. During the reporting year BÖHLER-UDDEHOLM was also included in the new "Prime Market" segment of the Vienna Stock Exchange. Since 1996 the Company has maintained a Sponsored Level-1 ADR Program in the USA. In the leading ATX Index, BÖHLER-UDDEHOLM was weighted at 2.3% as of year-end 2002. The on-exchange trading volume of the Company's shares totalled 407.7 m€ for the reporting year, and the off-exchange trading volume totalled 308.6 m€. This represents total turnover of 716.3 m€, which again makes BÖHLER-UDDEHOLM one of the top eight most heavily traded stocks in Austria.

BÖHLER-UDDEHOLM SHARE.

At the start of 2002 the BÖHLER-UDDEHOLM share traded at 44.82 €. The price improved steadily over the first months of the year, reaching an annual high of 53.20 € in mid-May. During the summer and fall, major downward corrections were noted on most international stock exchanges including Vienna. This decline was triggered primarily by general uncertainty over the development of the global economy, accounting scandals involving major foreign companies, and investor anxiety over a possible war between the USA and Iraq. The general negative mood also had an impact on the BÖHLER-UDDEHOLM share. Towards year-end the share price stabilized once again, and closed the reporting year at 44.13 €. Compared to the prior year closing rate of 44.98 €, this represents a slight minus of 1.9%. The stock market year 2002 was relatively good for BÖHLER-UDDEHOLM compared to other steel stocks, which on average suffered substantially higher declines.

During the prior year management conducted an extensive road show program, with a special emphasis on foreign countries. This included one-on-one meetings with investors in Frankfurt, Zurich, Brussels, London, New York, Miami, Los Angeles, San Diego, and Toronto as well as in Austria. The Company also took part in numerous investor conferences on the invitation of Austrian and British investment banks. In addition, BÖHLER-UDDEHOLM held four analyst meetings in Vienna and London.

STOCK BUYBACK AND STOCK OPTION PLAN.

The Annual General Meeting on 14 May 2001 authorized the Company to initiate a share buyback program for the Stock Option Plan in accordance with § 65 Par. 1 Nr. 4 of the Austrian Stock Corporation Act. The buyback was started on 4 October 2001 and concluded on 24 July 2002. During this period the Company purchased 504,900 of its own shares over the stock exchange at an average price of 46.89 € per share. This represents 4.6% of BÖHLER-UDDEHOLM AG share capital.

The share buyback formed the basis for implementation of a stock option plan for 58 key managers of the Group (also see page 54). In order to participate in this program, eligible managers must make an individual investment in BÖHLER-UDDEHOLM stock. The members of the Management Board of BÖHLER-

Share Price Performance relative to ATX (10 April 1995 – 31 December 2002)


€ 80
70
60
50
40
30
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
31/12

— BÖHLER-UDDEHOLM AG
— Austrian Traded Index (ATX), indexed

UDDEHOLM AG may purchase up to 1,000 shares, all other managers up to 500 shares. The company grants participants 20 options for each share purchased as part of the individual investment. Each option entitles the recipient to purchase one share of BÖHLER-UDDEHOLM stock. The exercise price per share equals the average price at which shares were purchased during the buyback program, or 46.89 €.

Participants are only entitled to exercise their options if the price of the BÖHLER-UDDEHOLM share outperforms other steel company stocks during a two-year period (1 January 2002 to 31 December 2003). If this goal is not met, the exercise period can be extended for a maximum of two years (1 January 2002 to 31 December 2005). The performance comparison is based on a basket of 11 steel stocks, whereby the BÖHLER-UDDEHOLM share must exceed the average growth. The following steel companies are included in the basket: Acerinox, Arcelor, AvestaPolarit, Carpenter, Corus, Ispat, Rautaruukki, Sandvik, SSAB, Thyssen Krupp, and voestalpine.

The options may not be exercised before 31 December 2003 (blocked period), and the exercise window ends on 31 December 2006. If BÖHLER-UDDEHOLM does not outperform the steel basket by 31 December 2005, all options will expire and the program will end prematurely.

OWNERSHIP STRUCTURE.

The ownership structure of BÖHLER-UDDEHOLM AG did not change significantly during the reporting year. The Company concluded the share buyback program announced in 2001 and now holds treasury stock equal to 4.6% of share capital. Free float therefore declined from 48.5% in the prior year to 45.3% for 2002. The largest single shareholder of BÖHLER-UDDEHOLM AG is a group of private Austrian financial investors with 25.1%, followed by ÖIAG ("Austrian State Holding Corporation") with 25.0%. All shareholders of BÖHLER-UDDEHOLM AG are private or institutional financial investors; the Company has no industrial investors, crossover investments, voting restrictions, or Golden Share rules. The Company is an advocate of the principle: one share – one vote.

Ownership Structure of BÖHLER-UDDEHOLM AG


BU-Industrieholding GmbH
TECHNO Holding AG
BUB Beteiligungs GmbH
25.1%
Buyback for
Stock Option Program
4.6%
Free Float 45.3%
thereof:
Austria 21%
USA 8%
UK 5%
Germany 4%
Switzerland 3%
Luxemburg 2%
Belgium 1%
Other 1.3%
ÖIAG 25.0%

Stock Information

Registration number	90385
ISIN Code	AT0000903851
Type of stock	Bearer shares of common stock
Share capital	79,970,000 € divided in 11,000,000 shares
Free float	45.3%
First traded on	10 April 1995, Vienna Stock Exchange
On-exchange trading volume in 2002	407.7 m€
Shares traded in 2002	8,707,684
Average shares traded per day	35,111
ATX weighting	2.3%

Financial Calendar 2003

7 April	Results for the 2002 Financial Year
12 May	Annual General Meeting
15 May	Ex-dividend day
19 May	Results for the First Quarter of 2003
22 May	Dividend payment day
1 September	Results for the First Two Quarters of 2003
11 November	Results for the First Three Quarters of 2003

Capital market information can be obtained from:

Phone Fax	(+43-1) 798 69 01-707 (+43-1) 798 69 01-713
E-mail: randolf.fochler@bohler-uddeholm.com	
Website: www.bohler-uddeholm.com	
ADR symbol	BDHHY
ÖTOB symbol	BUD
Reuters	BHLR.VI
Bloomberg	BOEH AV
Dow Jones	R.BUD
Bridge	AT;BUD



Corporate Governance

In the 2001 Annual Report we announced our intention to follow the Corporate Governance Code issued by Austrian financial market regulators. This step presumably made BÖHLER-UDDEHOLM the first company in Austria to publicly support the new guideline. At that time, work on the Code had only just started. It was developed in a broad and transparent discussion process by a working group for corporate governance under the direction of a federal capital markets commissioner. This working group included analysts, investors, auditors, professors, and issuers. The Investor Relations Department of BÖHLER-UDDEHOLM AG also played an active role in this process as an issuer representative.

COMMITMENT TO THE CODE.

The Code has since been finalized, and was presented to the public on 1 October 2002. It is therefore appropriate for BÖHLER-UDDEHOLM to again declare its commitment to the Austrian Corporate Governance Code. Although compliance with the standards is voluntary, the Company accepts these principles as a framework and guideline for the management and control of a corporation.

BÖHLER-UDDEHOLM will therefore work to ensure compliance with as many of the Code rules as possible on a voluntary basis in 2003. The Supervisory Board of BÖHLER-UDDEHOLM AG will discuss the Corporate Governance Code at a meeting right before the Annual General Meeting and will then report to the AGM and on the website of the Company. In the future the Company also plans to voluntarily demonstrate its compliance through an audit by an external institution as required by the Code.

The Code reflects international standards, and is also based on the Austrian Stock Corporation Act and Austrian Stock Exchange Act. It contains a total of 79 rules, whereby 23 represent legal regulations that are binding in Austria. An additional 45 regulations set forth various requirements for compliance or explanation. The Code also contains 11 rules with recommendation character, where non-compliance must neither be disclosed nor explained.

The Code includes a preamble, appendix, and five chapters that deal with the following topics: shareholders and the annual general meeting, cooperation between the supervisory and management boards, standards of behaviour for the supervisory and management boards, and transparency and audits. The complete Austrian Corporate Governance Code can be reviewed on the website under www.bohler-uddeholm.com.

Since public trading began in 1995, BÖHLER-UDDEHOLM has stood for a high level of transparency in the interest of shareholders and international capital markets. For this reason, the company already meets virtually all major rules set forth in the Austrian Corporate Governance Code. Deviations from the rules will be disclosed and explained on the Company's website ("Comply or Explain").

Personnel

During the 2002 Business Year the number of employees in the BÖHLER-UDDEHOLM Group remained at 9,296 almost unchanged compared to the previous year at 9,298. A reduction in the production companies was compensated by an increase of staff due to smaller acquisitions and intensified sales activities in Asia. In addition, the Group employed a total of 292 apprentices during 2002 versus 301 in 2001.

The regional distribution of employees is shown in the following table:

Employees	**2002**	**2001**
Austria	3,868	3,981
Sweden	1,402	1,406
Germany	1,096	1,138
Other Europe	1,054	1,024
North America	495	498
South America	335	338
Asia, Australia, Africa	1,046	913
Total	**9,296**	**9,298**

In addition to existing courses for senior management, the General Management Training Program (GMT) for future managers and high-potential employees was redesigned during the reporting year. In the past, this program was conducted together with another Austrian firm. BÖHLER-UDDEHOLM has now assumed sole responsibility for all training, which will be refocused to better meet company requirements. The new curriculum will provide more individual and specialized training in fields such as strategy, brand policy, and budgets.

Based on company requirements and years of experience, BÖHLER-UDDEHOLM has developed an "ideal profile" for managers and synchronized training content to match these objectives. The profile includes a wide variety of factors such as general management skills, teamwork within the Group, and the exchange of Best Practice rules. Training is also designed to expose future managers to different cultures within the Group. The program represents a well-balanced combination of basic knowledge and Group practice.

The implementation of new legal regulations for severance compensation in Austria during 2002 also required specific actions by BÖHLER-UDDEHOLM. For employees who join the company after 1 January 2003, the Group must contribute 1.53% of compensation as defined by social security law (excluding the maximum assessment base) to an employee fund. A number of employee funds were founded in Austria during the past year, and BÖHLER-UDDEHOLM selected one of these funds after extensive analysis.

One advantage of this new regulation is a long-term decrease in the provisions for severance compensation and, in consequence, a reduction in the balance sheet total. The law also allows all employees with a valid employment relationship as of 1 January 2003 to join the system, which could accelerate the above-mentioned effect. BÖHLER-UDDEHOLM is therefore currently evaluating the costs and benefits of transferring current employees to the new system.

In addition to the implementation of a stock option plan for managers during the reporting year, a number of Group companies have introduced a performance-based bonus model since 1998. This plan provides for payment of a maximum bonus of 1,170 € to each employee if the respective company reaches a predefined target for earning before tax. Since the model has proved highly successful, negotiations will be held with the European Workers Council during the coming year to discuss an extension of the program.

Research and Development

The BÖHLER-UDDEHOLM Group has intensified efforts in this area over recent years, which is illustrated by the 5% increase in research and development expenses from 16.0 m€ in 2001 to 16.8 m€ for 2002. This commitment is also reflected in the Group's patent statistics: the number of patents (including applications) grew from 297 in 1997 to 418 in 2002, for a substantial increase of 41% over the last five years.

The current strategic plan for the BÖHLER-UDDEHOLM Group forms the basis for future research and development activities and for innovation management. Special focus has been placed on Group-wide strategic projects that are designed to safeguard leading market positions in all divisions. One example is the further expansion of simulation, which plays a key role in the development of both processes and products.

Since computer simulation for shaping technology requires wide-ranging data from physical tests of materials, EDP equipment at Böhler Edelstahl GmbH & Co KG was upgraded to meet latest standards. Simulation in this area will reduce the costs associated with extensive and expensive tests for new high-alloy steels and nickel-based alloys.

In cooperation with the Royal Technical University of Stockholm, basic research is being used to improve data and the predictive capabilities for metallurgical calculations used to develop new steels in the High Performance Metals and Precision Strip Divisions. A further joint project between the Swedish Metals Research Institute, Uddeholm Tooling and a number of our tool steel customers will lead to the testing of new nitrogen alloys and powder metallurgy steels at the Kapfenberg site.

Another Group research project involves production processes for tool steels and high-speed steels with ultra-fine structures. This will permit the manufacture of steels with even greater toughness.

The Precision Strip Division has established a laser research center for material processing at the Ybbstal site, which is open to all Group companies. Laser technology is used in the welding of strip products, heat treatment of tools and components, and the cutting of sheet steels. The laser plant is also used to develop new alloys. For the BÖHLER-UDDEHOLM Group, new alloys represent a key element to realize profitable growth through product innovation.



Knowledge Management

BÖHLER-UDDEHOLM has been involved in the field of knowledge management for over two years, and has developed standards for an intangible assets statement. This theory was turned into practice for the first time by a Group company in 2002 when Böhler Schmiedetechnik GmbH & Co KG prepared a "Knowledge Balance Sheet". Beginning in the late 1990's these balances of intellectual capital were used primarily by consulting and research companies. Böhler Schmiedetechnik is therefore one of the first "Old Economy" manufacturing companies to successfully develop such a statement.

This instrument is designed to provide deeper insight into the "soft" factors that influence the growth, processes and therefore the success of a company. These soft facts are seen as a complement to the hard facts represented by accounting data. For the management of a company, this statement shows which aspects of knowledge management are relevant and how they can be optimized. The benefits for management include better direction of company growth and greater insight into mutually dependent factors.

The starting point for an intangible assets statement is the company strategy, which forms the basis for knowledge goals. The knowledge balance sheet of Böhler Schmiedetechnik shows three categories of assets: human capital, structural capital, and relational capital. Human capital summarizes the know-how, motivation and learning ability of employees. Structural capital includes information and communication systems as well as other infrastructure processes that are important for productivity. Relational capital represents the links to customers, suppliers, employees, owners, and other organizations.

Human capital, structural capital, and relational capital are presented together with the related production, sales and innovation processes. These steps help evaluate how goals are met by specific processes that are dependent on human, structural and relational capital. Measurable results include customer satisfaction, the number of new customers, market shares, the success rate of R&D projects, or the length of time from a production order up to testing of the first prototypes.

Over a period of three months company workshops determined 180 factors that support the realization of knowledge goals. These factors were summarized into 18 key variables, which include focused recruiting of personnel, a corporate culture open to learning and knowledge, modern IT infrastructure, and lasting customer care.

In a last step, the mutual dependence of these variables was examined and the drivers were identified. The presentation of interdependencies and identification of knowledge-based management instruments is, however, not only interesting for management. Customers can follow translucent processes more easily, and this strengthens confidence between producer and consumer.



Sustainability

For BÖHLER-UDDEHOLM "sustainability" is a process that unites activities in the fields of ecology, economy, and social responsibility. Compliance with legal regulations forms the cornerstone of work, and investments are used to develop innovative solutions and thereby guarantee long-term improvement in all three areas. The guiding principle is to exert a positive effect on products and services, customer satisfaction, employee motivation and, finally, on the lastingly profitable earning power of the company.

BÖHLER-UDDEHOLM practices environmental sustainability by reducing the use of materials, extending product life cycles, and decreasing the emission of pollutants. Special attention is given to protecting the natural environment in the communities where our plants are located. Corporate spending for environmental projects always leads to a higher quality of life for our neighbours.

Planning for new production facilities not only incorporates measures to increase efficiency and improve technology, but also an evaluation of the long-range economic impact on the company. Examples are improvements in the dust collectors on our arc furnaces, the installation of a new converter in Kapfenberg to optimize melting processes, improvements to melting equipment, and investments to increase work safety and to reduce noise.

Opportunities for improvements in the structural and technological areas are developed in accordance with ISO 9000:2000. These standards will also guarantee the environmentally friendly modification of company processes. Following the certification of Uddeholm Tooling AB under ISO 14001 in 2002, nearly all BÖHLER-UDDEHOLM production companies have implemented an environmental management system.

For BÖHLER-UDDEHOLM as an international group, sustainability in social concerns means mutual respect for the special ethnic and social characteristics and behaviour of our employees. This also includes efforts to provide the best possible workplace safety for employees and to support their development. Our responsibility to society also means that the member companies of the Group work hard to be "good corporate citizens". Members of the management board of BÖHLER-UDDEHOLM AG as well as other Group employees make their know-how available to universities, research institutions and other social, cultural and charitable organizations.

BÖHLER-UDDEHOLM defines economic sustainability as a directive to strengthen and continuously expand the Group's market positions. In today's special steel branch it is important to anticipate tomorrow's developments. We therefore remain close to our customers and direct our actions to meet their needs. This forms the basis for lasting growth and sustainable earning power.

Report of the Supervisory Board

During the 2002 Business Year, the Supervisory Board held five meetings and performed those duties required by law and the Articles of Association. In addition, the Audit Committee held one meeting during the reporting year. The Managing Board provided the Supervisory Board with regular written and verbal reports and information on the development of business and performance of the Company and the Group.

The Annual Accounts and Directors' Report of BÖHLER-UDDEHOLM AG and the Consolidated Accounts and Directors' Report as at 31 December 2002 were prepared in accordance with International Accounting Standards (IAS). These documents were audited by KPMG Alpen-Treuhand Gesellschaft mbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Linz, who were appointed auditors in accordance with § 270 of the Austrian Commercial Code.

This audit verified that the bookkeeping, Annual Accounts, and Consolidated Group Accounts meet legal requirements and the provisions of the Articles of Association. The results of the audit indicate no grounds for objection and the auditors have therefore awarded an unqualified opinion. The Directors' Report is in agreement with the Annual Accounts and Consolidated Group Accounts.

The Supervisory Board has therefore approved the 2002 Annual Accounts and declares its agreement with the Directors' Report. The 2002 Annual Accounts are therefore officially approved in keeping with § 125 of the Austrian Stock Corporation Act. The Supervisory Board has also approved the Consolidated Accounts and related Directors' Report.

The Supervisory Board has examined and approved the proposal for the allocation of profits. BÖHLER-UDDEHOLM AG concluded the 2002 Business Year with net income of 25,714,241.98 €. The inclusion of changes to reserves and profit carried forward from the prior year yield retained earnings totalling 26,177,845.37 €. A resolution will be placed at the Annual General Meeting on 12 May 2003 recommending distribution of a dividend of 2.30 € per share and carry forward the remaining amount.

The Supervisory Board

Consolidated Financial Statements 2002 BÖHLER-UDDEHOLM Group

according to IAS



Balance Sheet as at 31 December 2002

BÖHLER-UDDEHOLM Group

ASSETS		Note Ref.	31/12/2002 in k€	31/12/2001 in k€
A.	Non-current assets			
I.	Tangible assets	(1)	510,216.8	506,981.7
II.	Goodwill		19,152.3	32,161.8
III.	Other intangible assets		7,829.2	7,823.2
IV.	Investments in associates		82.4	364.7
V.	Other financial assets		34,768.5	37,793.7
VI.	Future tax benefits	(2)	49,264.9	55,045.4
			621,314.1	**640,170.5**
B.	Current assets			
I.	Inventories	(3)	482,412.9	528,632.0
II.	Accounts receivable from trade	(4)	292,873.1	313,009.4
III.	Accounts receivable from affiliated enterprises	(5)	5,733.9	4,080.8
IV.	Other receivables	(6)	38,082.2	37,638.2
V.	Securities available for sale		128.9	482.9
VI.	Cash and cash equivalents		55,992.4	62,537.9
VII.	Prepaid expenses		11,410.1	13,874.9
			886,633.5	**960,256.1**
	Total assets		1,507,947.6	**1,600,426.6**

LIABILITIES		Note Ref.	31/12/2002 in k€	31/12/2001 in k€
A.	Shareholders' equity			
I.	Share capital	(7)	79,970.0	79,970.0
II.	Capital reserves	(8)	264,596.6	264,596.6
III.	Treasury shares	(9)	(23,677.2)	(6,990.5)
IV.	Revenue reserves	(10)	261,907.2	273,638.0
V.	Retained earnings		26,177.8	29,700.4
			608,974.4	**640,914.5**
B.	Minority interest		5,664.0	**6,839.9**
C.	Non-current liabilities			
I.	Interest-bearing debt	(11)	127,105.1	114,965.4
II.	Deferred tax	(2)	41,601.9	44,522.6
III.	Severance and pension provisions	(12)	178,023.2	177,748.2
IV.	Other long-term provisions		16,590.1	17,987.0
V.	Other long-term liabilities		478.4	686.1
			363,798.7	**355,909.3**
D.	Current liabilities			
I.	Accounts payable from trade	(13)	102,177.2	129,922.4
II.	Payments on account		1,551.7	1,864.8
III.	Short-term borrowings	(14)	5,647.1	10,223.7
IV.	Current portion of interest-bearing debt	(15)	276,363.9	298,484.2
V.	Short-term provisions	(16)	73,365.6	76,201.1
VI.	Other short-term liabilities	(17)	65,202.4	74,688.6
VII.	Prepaid income		5,202.6	5,378.1
			529,510.5	**596,762.9**
	Total liabilities and shareholders' equity		1,507,947.6	**1,600,426.6**

Income Statement 2002

BÖHLER-UDDEHOLM Group

		Note Ref.	2002 in k€	2001 in k€
1.	**Net sales**	(18)	**1,441,214.5**	**1,509,371.9**
2.	Cost of sales	(19)	(955,743.9)	(1,004,811.9)
3.	**Gross result**		**485,470.6**	**504,560.0**
4.	Other income	(20)	40,365.6	39,096.1
5.	Selling expense		(260,928.3)	(272,750.1)
6.	Administrative expense		(98,184.2)	(101,634.4)
7.	Amortization of goodwill		(13,664.9)	(5,753.4)
8.	Other expense	(21)	(41,160.6)	(31,386.9)
9.	**Earnings before interest and tax (EBIT)**		**111,898.2**	**132.131.3**
10.	Income/expense from shares and associated enterprises		10.3	41.5
11.	Income/expense from securities		97.5	202.0
12.	Interest expense (net)	(22)	(29,165.5)	(25,158.8)
13.	Other financial result	(23)	(781.3)	(339.8)
14.	**Financial result**		**(29,839.0)**	**(25,255.1)**
15.	**Earnings before tax and extraordinary charges (EBT)**		**82,059.2**	**106,876.2**
16.	Income taxes	(24)	(30,240.4)	(35,695.7)
17.	**Net income before minority interest**		**51,818.8**	**71,180.5**
18.	Minority interest		(1,354.4)	(1,536.1)
19.	**Net income**		**50,464.4**	**69,644.4**
	Basic earnings per share (in €)	(32)	4.7	6.4
	Diluted earnings per share (in €)	(32)	4.6	6.3
	Average number of shares outstanding – basic	(32)	10,672,418	10,971,252
	Average number of shares outstanding – diluted	(32)	11,000,000	11,000,000

Changes in Equity

BÖHLER-UDDEHOLM Group

	Capital in k€	Capital reserves in k€	Treasury shares in k€	Revenue reserves in k€
As at 1/1/2001	**79,970.0**	**264,596.6**	**0.0**	**215,516.8**
Dividend 2000	0.0	0.0	0.0	0.0
Net income	0.0	0.0	0.0	39,980.7
Share buyback 2001	0.0	0.0	(6,990.5)	0.0
Other neutral changes	0.0	0.0	0.0	5,873.7
As at 31/12/2001	**79,970.0**	**264,596.6**	**(6,990.5)**	**261,371.2**
Dividend 2001	0.0	0.0	0.0	0.0
Net income	0.0	0.0	0.0	24,749.8
Share buyback 2002	0.0	0.0	(16,686.7)	0.0
Other neutral changes	0.0	0.0	0.0	(617.3)
As at 31/12/2002	**79,970.0**	**264,596.6**	**(23,677.2)**	**285,503.7**

Consolidated Chart of Provisions as at 31 December 2002

BÖHLER-UDDEHOLM Group

	As at 1/1/2002 in k€	Foreign exchange differences in k€	Changes in group structure in k€	Used in k€
Provision for deferred taxes	44,522.6	(769.8)	0.0	4,426.2
Severance and pension provisions	177,748.2	21.8	0.0	6,988.0
Provision for long service awards	12,572.7	0.0	0.0	303.5
Other long-term provisions	5,414.3	(275.3)	0.0	2,298.8
Other short-term provisions	76,201.1	(1,233.5)	18.8	36,230.2
Total	**316,458.9**	**(2,256.8)**	**18.8**	**50,246.7**

Translation reserves in k€	*Retained earnings* in k€	Total in k€	*Minority interest* in k€
11,163.6	**27,536.6**	**598,783.6**	**9,400.7**
0.0	(27,500.0)	(27,500.0)	(1,125.0)
0.0	29,663.8	69,644.5	1,536.1
0.0	0.0	(6,990.5)	0.0
1,103.2	0.0	6,976.9	(2,971.9)
12,266.8	**29,700.4**	**640,914.5**	**6,839.9**
0.0	(29,237.2)	(29,237.2)	(312.4)
0.0	25,714.6	50,464.4	1,354.4
0.0	0.0	(16,686.7)	0.0
(35,863.3)	0.0	(36,480.6)	(2,217.9)
(23,596.5)	**26,177.8**	**608,974.4**	**5,664.0**

Released in k€	Allocated in k€	Transfers in k€	As at 31/12/2002 in k€
994.5	3,340.5	(70.7)	41,601.9
3,136.3	11,522.5	(1,145.0)	178,023.2
80.2	1,092.7	14.7	13,296.4
330.9	777.9	6.5	3,293.7
10,211.8	45,402.5	(581.4)	73,365.5
14,753.7	**62,136.1**	**(1,775.9)**	**309,580.7**

Cash Flow Statement 2002

BÖHLER-UDDEHOLM Group

	in k€	2002	2001
	Earnings before tax	**82,059.2**	**106,876.2**
–	Income taxes	(30,240.4)	(35,695.7)
+	Depreciation (– appreciation) of fixed assets	88,526.3	71,572.2
–(+)	Increase (reduction) in future tax benefits	4,298.0	2,455.9
+(–)	Increase (reduction) in long-term provisions	(4,135.3)	(10,642.4)
+(–)	Translation difference from foreign currency items	1,575.2	(1,263.4)
–(+)	Income (expense) from disposal of fixed assets	(1,926.1)	307.3
=	**Cash flow before capital changes**	**140,156.9**	**133,610.1**
–(+)	Increase (reduction) in inventories, prepayments and deferred expense	26,215.3	(61,691.8)
+(–)	Increase (reduction) in prepayments received and deferred income	(305.7)	1,262.4
–(+)	Increase (reduction) in external accounts receivable	9,294.2	2,916.4
–(+)	Increase (reduction) in intercompany accounts receivable (from receivables and other assets) and other receivables	(1,874.3)	10,245.1
+(–)	Increase (reduction) in external accounts payable	(27,564.7)	(5,610.9)
+(–)	Increase (reduction) in intercompany accounts payable (from trade creditors and other liabilities) and other short-term liabilities	(7,649.1)	(15,216.3)
+(–)	Increase (reduction) in short-term provisions	(1,081.0)	(660.9)
–(+)	Change in adjustment item for intercompany matching	(224.7)	1,003.0
+(–)	Translation difference from foreign currency items	30,994.8	1,703.8
+(–)	Structural changes (changes in group consolidation)	0.0	1,654.8
=	**Cash flow from operations**	**167,961.7**	**69,215.7**

	in k€	2002	2001
–	Investment in fixed assets	(96,893.0)	(118,244.4)
+(–)	Proceeds (losses) from disposal of fixed assets	1,926.1	(307.3)
+	Book value of assets disposed	11,081.0	5,556.5
+(–)	Changes resulting from group consolidation and book transfers	(138.0)	8,528.0
+(–)	Translation difference from foreign currency items	10,526.0	4,191.4
+(–)	Structural changes (changes in group consolidation)	0.0	(28,770.4)
=	**Cash flow from investing activities**	**(73,497.9)**	**(129,046.2)**
+(–)	Increase (reduction) in loans, ERP credits, other long-term liabilities and liabilities to banks	(3,444.9)	97,903.9
+(–)	Increase (reduction) in bill liabilities	197.4	(353.2)
+(–)	Increase (reduction) in intercompany payables (from financing and clearing) and other long-term liabilities	(247.3)	(664.7)
–(+)	Increase (reduction) in intercompany receivables (from financing and clearing)	(1,837.6)	540.1
+(–)	Translation difference from debt denominated in foreign currency	(7,634.6)	(602.0)
–	Dividends paid, share movements, etc.	(49,171.3)	(34,567.8)
+(–)	Translation difference from equity denominated in foreign currency	(35,289.8)	1,103.2
+(–)	Structural changes (changes in group consolidation)	0.0	(450.7)
=	**Cash flow from financing activities**	**(97,428.1)**	**62,908.8**
+(–)	Cash flow from operations	167,961.7	69,215.7
+(–)	Cash flow from investing activities	(73,497.9)	(129,046.2)
=	**Free cash flow**	**94,463.8**	**(59,830.5)**
+(–)	Cash flow from financing activities	(97,428.1)	62,908.8
=	**Change in cash and cash equivalents**	**(2,964.3)**	**3,078.3**
+	Cash and cash equivalents at start of year	63,020.8	58,756.0
+(–)	Translation difference from foreign currency items	(3,935.2)	(157.2)
+(–)	Change in cash and cash equivalents due to changes in group structure	0.0	1,343.7
=	**Cash and cash equivalents at end of year**	**56,121.3**	**63,020.8**

	Cash and cash equivalents		
	Cash, cheques and bank accounts	55,992.4	62,537.9
	Current financial assets	128.9	482.9
		56,121.3	**63,020.8**

Notes to the Consolidated Financial Statements 2002

BÖHLER-UDDEHOLM AG, Vienna

A. GENERAL NOTES

The consolidated financial statements of BÖHLER-UDDEHOLM AG for the financial year 2002 were compiled in accordance with the guidelines set forth in International Accounting Standards (IAS) No 1–40 in their applicable version.

Data in the consolidated financial statements are shown in thousand Euros (k€); the figures in the notes are shown in million Euros (m€) unless stated otherwise.

B. CONSOLIDATION PRINCIPLES

1. CONSOLIDATION RANGE

The consolidation range was established in accordance with the principles set forth in IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries). It comprises 15 domestic and 102 foreign subsidiaries, which are under the de jure and de facto control of BÖHLER-UDDEHOLM AG. The remaining non-consolidated companies are not significant, even in total.

Companies belonging to the Böhler Thyssen Schweisstechnik GmbH, Hamm, joint venture (one domestic and 23 foreign companies) as well as Integrated Services 4 IT Operations GmbH, Vienna are consolidated using the proportional method in accordance with IAS 31 (Financial Reporting on Interests in Joint Ventures – revised 2000). The balance sheet date for the companies in the Böhler Thyssen Schweisstechnik group is 30 September of each year. No events that would have a material effect on the asset, financial or earnings position of BÖHLER-UDDEHOLM AG occurred between the advanced balance sheet date of these companies and preparation of the consolidated financial statements.

In addition, one domestic company is included in the consolidated financial statements "at equity".

A subsidiary is initially consolidated when control over the assets and business transactions is actually transferred to the parent company.

Companies included in the consolidated financial statements are listed in the table of holdings of BÖHLER-UDDEHOLM AG as of 31 December 2002, which is included as part of the notes.

The consolidation range (including BÖHLER-UDDEHOLM AG) developed as follows during the reporting year:

	Full consolidation	Proportional consolidation	At equity
As at 1/1/2002	117	27	2
Acquisitions	0	0	0
Foundations	0	0	0
Other additions	2	0	0
Disposals	0	0	0
Other disposals	(1)	(2)	(1)
As at 31/12/2002	118	25	1
Thereof foreign companies	102	23	0

The net effect of changes in the consolidation range, including consolidation entries, is as follows:

in m€	2002	2001
Non-current assets	(0.1)	26.7
Current assets	0.2	(18.8)
	0.1	**7.9**
Equity	0.0	3.8
Minority interest	0.0	(3.4)
Provisions	0.0	2.0
Liabilities	0.1	5.5
	0.1	**7.9**
Net sales	1.6	22.8
Earnings before tax	0.1	1.6
Employees	17	150

The following figures represent the proportional values at which the Böhler Thyssen Schweisstechnik GmbH subgroup is included in the consolidated accounts:

in m€	30/9/2002	30/9/2001
Non-current assets	38.8	41.2
Current assets	69.1	72.8
Total assets	**107.9**	**114.0**
Equity	28.5	28.8
Non-current liabilities	42.3	44.8
Current liabilities	37.1	40.4
Total equity and liabilities	**107.9**	**114.0**
Contingent liabilities	0.5	1.6
Total sales	131.8	135.1
Earnings before interest and tax (EBIT)	10.3	10.2
Net income	4.0	4.3

2. CONSOLIDATION METHODS

Subsidiaries are consolidated using the purchase method by offsetting the acquisition cost of the holding against the proportional share of equity at the point of acquisition or initial consolidation. Any resulting positive difference is allocated to assets where possible and amortized over the useful life of the investment.

Any remaining difference is capitalized as goodwill and generally amortized over a period of five years, or at most 15 years. Significant impairments in value that exceed the scope of regular amortization are reflected in extraordinary write-downs. In 2002 impairment losses of goodwill by an amount of 8,447.0 k€ have been accounted for (previous year: 0.0 m€).

Minority interest in the equity and profit or loss of entities controlled by the parent company is shown separately in the consolidated financial statements.

The same basic principles used to consolidate subsidiaries apply analogously to companies consolidated using the proportional method.

The purchase method is used to consolidate companies at equity. Any resulting positive difference is capitalized as goodwill and amortized over a period of five years. Interim profits are not eliminated for companies carried at equity since these entities have an immaterial effect on the asset, financial and earnings positions of the Group.

All receivables, liabilities, expenses and income arising from transactions between member companies of the Group are eliminated. Profits arising from the provision of goods and services between Group companies are also eliminated if they are material.

3. FOREIGN CURRENCY TRANSLATION

In accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates – revised 1993), the annual financial statements of foreign companies included in the consolidation are translated into Euro using the functional currency method. The relevant national currency is the functional currency in all cases since these companies operate independently from a financial, economic and organizational perspective. All assets and liabilities are therefore translated at the closing rate on the balance sheet date; income and expenses are translated at the average rate for the year.

Translation differences between the closing rate on the balance sheet date and the average rate used for the income statement are charged or credited to equity. Any translation difference resulting from the adjustment of equity versus the initial consolidation is charged or credited to revenue reserves with no effect on the income statement. The resulting decrease in equity for the reporting year is 35.3 m€ (previous year: +1.1 m€).

Changes in fixed assets are translated at average rates. Changes in exchange rates over the prior year and differences resulting from the use of average rates to translate current year changes are shown separately as "currency differences" in the consolidated statement of fixed assets.

Translation differences resulting from the conversion of monetary items denominated in a foreign currency, which arise from exchange rate fluctuations between the date the translation was recorded and the balance sheet date, are recognized as income or expense in the relevant period. Non-monetary items valued at purchase or production cost are translated at the historical rate. Translation differences on monetary items, such as long-term receivables or loans, that are partly owned by a foreign entity are charged or credited to equity with no effect on the income statement.

If foreign currency receivables or liabilities are hedged with forward transactions, any unrealized exchange rate gains as of the balance sheet date are shown under other receivables and assets; unrealized exchange rate losses are recorded under other provisions.

C. ACCOUNTING AND VALUATION METHODS

Group valuation rules reflect the principle of consistent balance sheet preparation and valuation. Compliance with these uniform valuation principles is verified and attested by the auditors of the individual company financial statements. Data from companies consolidated using the equity method are not adjusted to conform to Group valuation methods.

NON-CURRENT ASSETS

Tangible assets are valued at purchase or production cost and depreciated regularly over their useful life or to the lower recoverable amount. Depreciation is calculated according to the straight-line method.

The depreciation rates on fixed assets are as follows:

Residential property	2.0% - 3.0%
Office and plant buildings, other structures	2.0% – 20.0%
Machinery and equipment	3.3% – 25.0%
Tools, office equipment	5.0% – 25.0%
Minor assets	100.0%

Impairment losses are reflected in extraordinary depreciation. Whenever an impairment loss is reversed, a corresponding write-up is made.

Leases for tangible assets, which transfer all risks and opportunities of ownership to the lessee (finance leasing), are capitalized at market value or the lower cash value in accordance with IAS 17 (Leases – revised 1997). These assets are depreciated over their useful life or the shorter term of the lease contract. Payment obligations resulting from future lease instalments are discounted and carried as liabilities.

Maintenance expenses for the financial year are recorded at cost.

Third party interest expense on tangible assets is not capitalized if production or purchase extends over a longer period of time.

Grants from public sources (investment subsidies) are recorded as a liability and amortized over the useful of the asset.

Intangible assets are valued at cost and amortized using the straight-line method. Amortization rates are between 6.67% and 33.3%. Research costs may not be capitalized according to IAS 38 (Intangible Assets), and are therefore expensed as incurred. Development costs also generally represent period expenses. These costs may only be capitalized if development activity will lead with sufficient probability to future revenues, which also cover the related costs. Moreover, various criteria detailed under IAS 38.45 (Intangible Assets) must be fulfilled in a cumulative manner with regard to development projects.

Shares in associated companies, which are not of minor importance, are included in the consolidated financial statements at equity based on the latest annual accounts available.

Investments and shares in associated companies, which are not included in the Group financial statements using the full, proportional or equity consolidation methods, are shown under other financial assets at purchase cost less extraordinary write-downs to reflect any impairment.

Interest-bearing loans are stated on the balance sheet at face value, interest-free loans at cash value.

Securities recorded under financial assets, which serve to cover employee benefits, are shown at fair value. Other financial assets are recorded at purchase price or the recoverable amount as of the balance sheet date.

Deferred taxes are calculated, in particular, for temporary differences between the tax and commercial balance sheets of individual companies and for consolidation items. They are computed according to the balance sheet liability method in accordance with IAS 12 (Income Taxes – revised 2000). Future tax benefits on losses carried forward are capitalized to the extent that they will be reversed within a foreseeable period. The calculation of deferred taxes is based on the customary national income tax rate at the time the temporary difference will be reversed.

CURRENT ASSETS

Inventories are valued at purchase or production cost, or the lower recoverable amount as of the balance sheet date. Where assets are comparable, purchase or production cost is determined by the weighted average price method or similar methods. Production cost includes only direct expenses and allocated overheads. Expenses for employee benefits, voluntary benefits, company pension schemes, and interest on borrowings are not included.

Trade and other receivables are recorded at cost. Recognisable risks are reflected in appropriate valuation adjustments. Significant non-interest or low interest-bearing receivables are discounted.

Marketable securities recorded under cash on hand and at banks are stated at market value (mark-to-market).

TREASURY SHARES / STOCK OPTION PROGRAM

The 10-th Annual General Meeting of BÖHLER-UDDEHOLM AG on 14 May 2001 authorized the Managing Board to repurchase shares of the Company's stock in accordance with § 65 Par. 1 No 4 of the Austrian Stock Corporation Act and/or § 65 Par. 1 No 8 of the Austrian Stock Corporation Act, subject to approval by the Supervisory Board. This authorization covers the purchase of a maximum of 1,100,000 bearer shares, and may only be exercised on or before 14 November 2002. In accordance with this authorization, the minimum repurchase price equals 1.00 € and the maximum repurchase price not more than 30% above the average market price for the three calendar months preceding repurchase. Exercising this authorization, the company repurchased 504,900 zero par value shares for 23.7 m€ in order to meet the requirements of the stock option program described below.

The total number of stock options granted to key employees or members of the Management Board as of 31 December 2002 equals 504,900 options, each option representing the right to purchase one share of BÖHLER-UDDEHOLM AG (also see page 32). The calculation of the fair market values of these options was based on the Back-Scholes-Option-Pricing-Model and ranges from 828.4 k€ to 1,279.9 k€, depending on the exercise date. The calculation of these market values has been based on the following assumptions:

	31/12/2002
Risk free interest rate	2.875% – 3.350%
Expected volatility	14%
Expected maturity	3 – 5 years
Average market value per option	1.641 € – 2.535 €

The Black-Scholes-Option-Pricing-Model was developed for the calculation of market values for options without restrictions on exercise rights. Option Pricing Models are based on subjective assumptions and do not necessarily generate reliable values.

NON-CURRENT LIABILITIES

Severance and Pension Provisions

As a result of statutory obligations, employees of Austrian group companies are entitled to receive a one-time severance payment upon redundancy or at retirement. This payment is dependent on the number of years of service and relevant salary/wage at the end of employment. The provisions for severance payments are calculated as of the balance sheet date according to the "projected unit credit method" based on an interest rate of 6.04% p.a. (previous year: 6.5% p.a.) and future salary increases of 2.5% p.a. (previous year: 3.0%). The expected retirement age for men is 61 years, the corresponding value for women is 56. Severance obligations for foreign group companies are calculated according to comparable methods.

The BÖHLER-UDDEHOLM Group has different pension plans for its employees, which are determined by the legal, economic and tax conditions of the individual countries. In part, pension obligations are financed via external funds. A significant proportion of current pension obligations and entitlements to future pensions is covered by provisions. The obligations of our companies are determined on the basis of the "projected-unit-credit method" in accordance with IAS 19 (Employee Benefits – revised 2000). In the BÖHLER-UDDEHOLM Group, unexpected gains or losses on assets held by external funds (actuarial gains or losses) are distributed uniformly over the average remaining working period in accordance with the "corridor regulation" set forth in IAS 19.92.

Pension obligations are calculated using the following parameters:

as %	Interest rate 2002	Interest rate 2001	Salary increase 2002	Salary increase 2001	Pension increase 2002	Pension increase 2001
Austria	6.04	6.5	2.5	3.0	1.5	1.5
Germany	6.0	6.5	2.5	3.0	1.5	1.5
Sweden	5.5	5.5	3.0	3.0	2.5	2.0
USA	7.5	7.5	3.0	4.0	3.0	4.0

a) Austria

At BÖHLER-UDDEHOLM AG and its Austrian subsidiaries, a defined contribution plan entitles employees to receive a pension payment on retirement. In the case of defined benefit plans for management, the pension payment is dependent on the length of service with the company and/or salary at retirement. Other pension commitments provide for an indexed sum as pension payment, which is dependent on the length of service. Payment obligations are financed through a legally independent pension fund, APK Pensionskasse AG (APK) to which the vested pension obligations are transferred, or through the creation of provisions.

The defined contribution plan, which also applies to new commitments to key management since 1 January 1998, provides for ongoing contributions by companies to APK of up to 10% of gross monthly salaries. In addition to the employer's payment, employees are entitled to make additional contributions.

b) Germany

The majority of German subsidiaries have defined benefit plans, which are structured in accordance with local pension laws and established within the framework of company agreements. Payments are based on the applicable years of service in the form of a fixed amount per year. In some companies, this fixed amount is modified according to the employee's income at retirement. Current pensions are subject to regular adjustment audits in accordance with legal regulations for indexing.

Management are generally excluded from pension payments under retirement laws if they have received commitments in accordance with the guidelines of the Essener Verband. In such cases, pension payments are determined according to group contributions as defined by the Essener Verband and the reported entry date; a certain percentage of pensions granted by social security providers are also taken into account.

Payment obligations are reflected in provisions, which are calculated according to actuarial principles.

c) Sweden

ITP – Collectively Agreed Occupational Pension Insurance

ITP provides a supplementary pension for salaried employees in private industry. It is an occupational pension insurance, which is based on a collective agreement between SAF and PTK. The insurance covers salaried employees working in the private sector. The employer takes out the insurance with Alecta and pays the premiums. ITP supplements statutory insurance.

The insurance includes a number of benefits. The most important is retirement pension, which consists of two components: a basis component and a supplementary retirement pension – ITPK. In addition to retirement pension, ITP insurance also provides short-termed disability pension and family pension.

The employer starts to make premium payments for retirement and family pension when the employee reaches the age of 28, while short-term disability pension premiums are paid from the age of 18. The costs are individual for each employee and depend, among other things on the employee's salary, age, period of service and retirement age. The employer also contributes to a collectively agreed occupational group life insurance – TGL – which provides a lump-sum payment if the insured dies before the age of 65.

ITP pension obligations are reflected in the creation of provisions. Claims are protected against insolvency by the Försäkeringsbolaget Pensionsgaranti (FPG).

The SAF-LO Collective Pension

The SAF-LO Collective Pension covers 1.4 million wage employees in the private sector. The SAF-LO Collective Pension supplements the statutory national pension. It was negotiated by the two main organizations in the Swedish labour market – SAF (the Swedish Employers' Confederation) and LO (the Swedish Trade Union Confederation).

Lifetime Income Principle

The pension is based on total income earned by the employee from the age of 22 from employment in the area covered by the agreement (the lower age limit will be reduced to 21 from the year 2002). The employer pays a pension premium equivalent to 3.5% of his or her total gross pay. The retirement age is 65, but it is possible to draw the pension at an earlier or later date.

d) USA

The Böhler-Uddeholm Corporation pension program consists of a defined benefit plan for all non-union employees (management staff) and a defined contribution plan for all other employees of the company.

Non-Union Employees' Pension Plan

The right to receive a company pension begins after six months of employment and at a minimum age of 20.5 years. This right becomes vested after five years of service.

The pension is calculated as 0.625% of the final salary/wage plus 0.625% of the difference between the final salary/wage and the defined minimum pension, multiplied by the allowable years of service, with an upper limit of 35 such years. The retirement age is assumed to be 65. Early retirement is possible from 55 onward at reduced payments if the beneficiary has at least 15 years of service or total years of service plus age of at least 80. The employee may choose to receive payment over a period of 10 or 15 years. If the claim is less than 3,500 USD, a one-time instalment is paid.

If rights are vested, the company is obliged to pay 75% of the pension to the surviving partner in case of death.

In case of invalidity, 100% of claims are considered to be vested immediately. In addition, the provisions for regular pensions apply.

Effective 30 September 2002, all future benefits under the Non-Union Employees' Pension Plan were frozen and all further benefits accruals ceased. Employees will continue to earn vesting service in the plan; however, the amount of future benefits will be limited to the benefit earned through 30 September 2002.

Böhler-Uddeholm Corporation Retirement and Savings Plan

The right to receive a company pension begins after six months of employment and with a minimum age of 21 years. Claims based on employee contributions are vested immediately, and those from employer contributions after five years (20% p.a.).

Employee contributions may range from 1% to 10% of the gross assessment base plus 1% to 10% of the net assessment base, but may not exceed 16% of the defined total assessment base.

Employer contributions equal 100% of the first 3% of employee contributions plus 50% of the second 3%. Non-vested claims to employer contributions are distributed among the remaining beneficiaries based on their share of total pension rights. The company also has the option to pay part of annual net profit into the pension fund on a voluntary basis. Distributions to beneficiaries are made in the same way as non-vested rights.

On a quarterly basis, beneficiaries have the option to shift their portfolio within the securities fund that covers claims. A transfer of securities from external funds is possible under certain conditions.

A retirement age of 65 is assumed. Payment is made optionally as instalments or a one-time payment at age 65 or in the event of invalidity of the beneficiary; in case of death, payment is made to a person previously designated by the employee.

An employee may withdraw his/her contributions prematurely, but may then make no further contributions to the fund for six months. Beginning at age 59.5, withdrawals may also be made from the securities fund.

Any member of the fund may borrow against his/her fund assets, provided that the loan does not exceed 50,000 USD. Interest is charged at the prime rate + 1%, and repayment is generally made over a maximum of five years, with an extension to ten years permitted for residential building loans.

OTHER SHORT-TERM / LONG-TERM LIABILITIES

Other provisions shown under other short-term/long-term liabilities cover all foreseeable risks and contingent liabilities up to the balance sheet date. The amounts reflect the most probable value based on careful assessment. Provisions are not recorded for expenses. Liabilities are stated at redemption value.

RECOGNITION OF INCOME AND EXPENSE

Revenue from the sale of goods and services is recognized when risk and opportunity are transferred to the buyer. Interest income is recognized on a pro rata basis in accordance with the effective return on the asset. Dividend income is recorded when a legal claim arises.

SELLING EXPENSES

In addition to marketing and sales department costs, selling expenses include logistics costs and related administrative expenses. This item is comprised primarily of consulting expenses, allocated personnel expenses, and expenses for external services.

ADMINISTRATIVE EXPENSES

This item is comprised of general administrative expenses that cannot be allocated to manufacturing costs. Administrative expenses basically include legal, audit and consultancy costs, allocated personnel expenses, external services, and expenses for events, rents and leases.

ESTIMATES

To a certain extent estimates and assumptions must be made in the consolidated financial statements, which affect the assets and liabilities recorded in the balance sheet, the statement of other obligations as of the balance sheet date, and the recognition of income and expenses for the reporting period. Actual amounts arising in the future may differ from these estimates.

D. NOTES TO THE FINANCIAL STATEMENTS

1. TANGIBLE ASSETS

The classification of assets summarized in the balance sheet and relevant changes are shown in the statement of assets (Appendix 1 to the notes).

Tangible assets also include leased assets of 11.3 m€ (previous year: 10.4 m€), which are attributed to the Group as the economic owner because of the nature of the underlying lease contracts (finance leases).

Future expenses arising from operating lease contracts total 15.0 m€ as of 31 December 2002 (previous year: 28.7 m€) and are due as follows:

in m€	31/12/2002	31/12/2001
2003	5.2	8.0
2003 – 2006	15.0	28.7

Commitments for the acquisition of fixed assets as of 31 December 2002 totalled 20.0 m€ (previous year: 12.1 m€).

In 2002 impairment losses by an amount of 5.0 m€ (previous year: 0.0 m€) were recognized on tangible assets. No impairment losses were reversed (previous year: 0.0 m€).

2. ALLOCATION OF DEFERRED TAXATION

Temporary differences between the carrying amount and tax base of the following items led to deferred taxes as follows:

	2002		2001	
in m€	Assets	Liabilities	Assets	Liabilities
Individual companies in total				
Pension provisions	3.0	0.0	3.5	0.0
Severance provisions	3.9	0.0	3.4	0.0
Tax losses carried forward	9.7	0.0	12.9	0.0
Untaxed reserves	0.0	21.2	0.0	23.2
Other	5.8	11.8	8.8	14.4
Subtotal	22.4	33.0	28.6	37.6
Consolidation				
Intercompany profit elimination	11.0	(1.6)	13.3	(3.0)
Revalued assets	0.0	9.6	0.0	9.6
Other	15.9	0.6	13.1	0.3
Future tax benefits/provision for deferred taxes	**49.3**	**41.6**	**55.0**	**44.5**

Deferred taxes were not recorded on differences resulting from investments in subsidiaries in accordance with IAS 12.39 (Income Taxes – revised 2000).

Deferred tax assets were not recorded on losses of 71.1 m€ carried forward (previous year: 42.0 m€).

3. INVENTORIES

in m€	31/12/2002	31/12/2001
Raw materials and consumables	63.6	56.1
Work in progress	104.6	122.3
Finished goods	209.3	214.2
Merchandise	102.8	106.8
As yet unbillable services	1.6	1.4
Payments on account	0.5	18.8
Total	**482.4**	**528.6**

4. ACCOUNTS RECEIVABLE FROM TRADE

in m€	31/12/2002	31/12/2001
Accounts receivable from trade	292.9	313.0
Thereof over one year	0.4	0.7
Thereof secured by bills of exchange	5.6	6.1

Impairment losses on receivables of 5.1 m€ (previous year: 4.6 m€) were recorded during the financial year.

5. ACCOUNTS RECEIVABLE FROM AFFILIATED ENTERPRISES

in m€	31/12/2002	31/12/2001
Accounts receivable from affiliated enterprises	5.7	4.1
Thereof over one year	0.0	0.0
Thereof from trade	2.3	2.9

Receivables from affiliated companies involve receivables from non-consolidated affiliated enterprises.

6. OTHER RECEIVABLES

in m€	31/12/2002	31/12/2001
Accounts receivable from enterprises in which shares are held	1.2	1.4
Thereof over one year	0.0	0.0
Thereof from trade	0.6	0.8
Other receivables	36.9	36.2
Thereof over one year	1.1	0.6
Total	**38.1**	**37.6**
Thereof over one year	1.1	0.6
Thereof from trade	0.6	0.8

7. SHARE CAPITAL

The share capital of the company remained unchanged at 79,970 k€; it is divided into 11 million shares with zero par value. The Management Board was authorized by the AGM of 17 May 1999 to increase the share capital of the company by 39,985 k€ through the issue of 5,500,000 zero par value shares within a period of five years from the amendment of the articles of association.

8. CAPITAL RESERVES

Appropriated capital reserves (premium) remained unchanged at 105.4 m€ and free capital reserves remained unchanged at 159.2 m€.

9. TREASURY SHARES

As part of the share repurchase program (see also chapter "C. Accounting and Valuation Principles – Treasury Shares") a total amount of 504,900 zero par value shares (amounts up to 4.59% resp. 3,670.6 k€ of total share capital) were repurchased for 23,677.2 k€. Thereof 345,460 zero par value shares (3.14% resp. 2,511.5 k€ of total share capital) have been repurchased in 2002.

10. REVENUE RESERVES

Revenue reserves were increased to the extent necessary to match the balance sheet profit in the consolidated group accounts with the comparable figure in the annual accounts of BÖHLER-UDDEHOLM AG.

11. INTEREST-BEARING DEBT

This item contains all interest-bearing liabilities with a maturity of more than one year, and is classified as follows:

in m€	31/12/2002	31/12/2001
Liabilities to banks	116.0	104.8
Thereof over five years	2.8	4.2
Thereof secured by collateral	7.6	8.0
Liabilities from finance leases	10.9	9.9
Other interest-bearing liabilities	0.2	0.3
Total	127.1	**115.0**

12. SEVERANCE AND PENSION PROVISIONS

a) Severance Provisions

in m€	2002	2001
Projected benefit obligation (PBO) = severance provisions on 1/1	62.5	**60.7**
Service costs	1.6	(0.6)
Interest payments	4.0	3.3
Reclassifications and conversions	(9.0)	(0.9)
Actuarial gains or losses	2.4	0.0
Projected benefit gains or losses (PBO) on 31/12	61.5	**62.5**
Unrecognized actuarial gains or losses	(0.4)	(2.8)
Severance provisions on 31/12	61.1	**59.7**
Corridor	6.2	**6.3**

in m€	2002	2001
Change in severance provisions		
Gross service costs	2.8	1.1
Severance payments	(1.2)	(1.7)
Service costs	1.6	(0.6)
Interest payments	4.0	3.3
Reclassifications and conversions	(4.2)	(0.9)
Net development	1.4	**1.8**

b) Pension Provisions

in m€	2002	2001
Projected benefit obligation (POB) on 1/1	159.2	**172.8**
Currency conversion	(1.8)	(4.9)
Service costs	0.7	(8.0)
Interest payments	10.5	8.9
Reclassifications and conversions	27.2	(7.2)
Actuarial gains or losses	(6.4)	(2.4)
Protected benefit obligation (PBO) on 31/12	189.4	**159.2**
Unrecognized actuarial gains or losses	(9.6)	(3.2)
Plan assets at fair value	62.9	37.9
Pension provision on 31/12	116.9	**118.1**
Corridor	18.9	**15.9**
Change in pension provisions		
Gross service costs	7.1	0.1
Pension payments	(6.4)	(8.1)
Service costs	0.7	(8.0)
Interest payments	10.5	8.9
Reclassifications, conversions and fund contributions	(10.1)	(5.3)
Return on plan assets	2.3	6.0
Net development	(1.2)	**(10.4)**

13. ACCOUNTS PAYABLE FROM TRADE

in m€	31/12/2002	31/12/2001
Trade creditors	100.4	128.2
Thereof from affiliated companies	1.1	0.1
Bills of exchange	1.8	1.7
Total	102.2	**129.9**

14. SHORT-TERM BORROWINGS

These contain current account overdrafts as of 31 December.

15. CURRENT PORTION OF LONG-TERM INTEREST-BEARING DEBT

This item contains all interest-bearing liabilities with a maturity of less than one year, including subsidized export loans and other short-term revolving credit facilities which are – from an economic point-of-view – available over the long term, and is classified as follows:

in m€	31/12/2002	31/12/2001
Liabilities to banks	275.2	297.7
Liabilities from finance leases	0.6	0.7
Liabilities from financing and clearing	0.6	0.1
Total	276.4	**298.5**

16. SHORT-TERM PROVISIONS

These provisions contain allowances for restructuring measures, contract risks, warranties and risks in the distribution sector. They also include obligations to employees, in particular for unused vacation and current benefits.

17. OTHER SHORT-TERM LIABILITIES

in m€	31/12/2002	31/12/2001
Liabilities from taxes	19.9	28.4
Liabilities from social security	7.2	8.9
Other liabilities	38.1	37.4
Total	65.2	**74.7**

18. NET SALES

Please refer to the segment report on pages 30 and 31 for the composition of net sales.

19. COST OF SALES

The cost of goods sold represents the production cost of goods and services. In addition to personnel expenses of 234.5 m€ (previous year: 233.6 m€) and depreciation of 52.7 m€ (previous year: 45.0 m€), this item includes only those third-party services required for the production sector.

Research and development costs of 16.8 m€ (previous year: 16.0 m€) were recognized as expense in the financial year 2002.

20. OTHER INCOME

in m€	2002	2001
Proceeds from disposals of and write-ups to fixed assets other than financial assets	3.5	0.4
Proceeds from the dissolution of provisions	3.4	2.5
Realized exchange gains	11.7	11.0
Unrealized exchange gains	1.4	2.8
Other income	20.4	22.4
Total	**40.4**	**39.1**

21. OTHER EXPENSE

in m€	2002	2001
Non-income based taxes	6.6	8.9
Realized exchange losses	10.7	9.9
Unrealized exchange losses	3.0	0.3
Other	20.9	12.3
Total	**41.2**	**31.4**

22. INTEREST EXPENSE (NET)

in m€	2002	2001
Interest income and related earnings	5.2	4.8
Thereof from affiliated companies	0.5	0.1
Interest and related expenses	(34.4)	(30.0)
Thereof from affiliated companies	(0.1)	(0.1)
Thereof interest on employee benefits	(11.4)	(9.9)
Net interest expense	**(29.2)**	**(25.2)**
Thereof from affiliated companies	0.4	0.0

23. OTHER FINANCIAL RESULT

in m€	2002	2001
Income from shares	0.1	0.1
Thereof from affiliated companies	0.1	0.1
Expenses related to shares	0.0	(0.1)
Thereof from affiliated companies	0.0	(0.1)
Write-downs of financial assets	(1.6)	(0.4)
Book gains on the sale of marketable securities	0.7	0.1
Total	**(0.8)**	**(0.3)**
Thereof from affiliated companies	0.1	0.0

24. INCOME TAXES

in m€	2002	2001
Current income taxes	28.5	31.4
Thereof aperiodic	4.9	0.0
Deferred income taxes	1.7	4.3
Total	**30.2**	**35.7**

Income tax of 30.2 m€ for 2002 (previous year: 35.7 m€) is 2.3 m€ higher (previous year: 0.6 m€ lower) than the expected income tax of 27.9 m€ (previous year: 36.3 m€), which was calculated using a tax rate of 34% on earnings before tax of 82.1 m€ (previous year: 106.9 m€).

The reconciliation from expected to actual income tax expense is as follows:

in m€	2002	2001
Earnings before tax	82.1	106.9
of which 34% = expected income tax expense	27.9	36.3
Effect of foreign tax rates	(2.6)	(3.5)
Investment allowances	0.0	(0.3)
Other items	0.0	3.2
Income tax expense for the period	25.3	35.7
Aperiodic income tax	4.9	0.0
Reported income tax expenses	**30.2**	**35.7**

E. GENERAL NOTES

25. CASH FLOW STATEMENT

The statement of cash flows is presented according to the indirect method. Cash and cash equivalents include only cash on hand, bank accounts and marketable securities. Income tax payments are shown separately under cash flow from operating activities. Interest income and expense is allocated to operations, net cash outflow from interest payments for 2002 amounts up to 14.7 m€ (previous year: 15.3 m€). Dividend payments are shown under cash flow from financing activities.

26. SEGMENT REPORTING

The BÖHLER-UDEEHOLM Group is active in the sectors of High Performance Metals, which essentially covers tool steel and high speed steel, Precision Strip, Welding Consumables and Special Forgings. Starting in 2001 the sales and distribution network has been allocated to the individual divisions following the restructured responsibility of the Management Board.

This divisional classification also applies to internal reporting and responsibilities, and therefore forms the basis for primary segment reporting. Secondary segment reporting is classified by geographical region.

Transfer prices between segments are based on comparable market conditions. Data on the individual segments is shown on pages 30 and 31.

27. FINANCIAL INSTRUMENTS

Financial instruments are contract-based transactions, which contain a claim to payment. Under IAS 32 these include, on the one hand, primary financial instruments such as accounts receivable and payable or financial receivables and payables. On the other hand, financial instruments also include derivative instruments that are used solely as a hedge against changes in interest rates and foreign exchange rates. The accounting rules for hedges as outlined in IAS 39 (Financial Instruments – Recognition and Measurement) were not applied.

PRIMARY FINANCIAL INSTRUMENTS

The volume of primary financial instruments can be seen from the balance sheet.

Credit Risk

Asset balances shown on the balance sheet represent the maximum credit and default risk, since there are no general settlement agreements. The risk associated with receivables can be considered low because the customer structure (over 100,000 customers) enables strong diversification.

The risk of default on other primary and derivative financial instruments recorded under assets is also considered low because all contract partners are financial institutions of highest ranking.

Market Values

The following methods and assumptions were used to determine the market values for financial instruments:

The market value for cash and cash equivalents and short-term deposits, short-term receivables and liabilities basically corresponds to book value based on daily or short-term maturity.

Approximately 75% of non-current securities are combined in a fund. The fund had a market value of 634.98 € (previous year: 679.47 €) per share as of the balance sheet date.

Interest Rate Risk

Risk associated with interest rate changes exists primarily for receivables and liabilities with a term of more than one year. Such longer terms are not of material importance in the operational sector, but play a role in financial investments and financial liabilities. 11.8% (previous year: 12.5%) of liabilities to banks are on a fixed-interest base, with an average interest rate of 3.9% (previous year: 4.0%). The remaining 88.2% (previous year: 87.5%) of bank liabilities carry interest at an average rate of 3.95% (previous year: 4.17%). In cases where protection against interest rate fluctuations is not waived or ensured by fixed-interest agreements, derivative instruments are used to hedge this risk.

The risk of interest rate changes associated with assets relates only to non-current securities. Since these securities are held mainly through investment funds and can be sold at any time, the interest rate risk can be considered immaterial.

Exchange Rate Risk

Exchange rate risk is related in particular to receivables or liabilities denominated in a currency other than the local currency of the company.

According to Group directives, production companies invoice mainly in the local currency of the sales and distribution companies. Hedging arises initially on the basis of naturally closed positions in which, for example, one or more equivalent liabilities are offset against trade accounts receivable in the same currency. A further hedging possibility results from the use of derivative financial instruments. Foreign exchange risk associated with operations is hedged at a minimum rate of 50%.

Foreign exchange risk on assets is primarily associated with trade receivables denominated in USD with a share of 19.5% (previous year: 21.1%), GBP at 7.9% (previous year: 8.6%) and SEK at 5.8% (previous year: 4.9%). In the case of trade payables, 10.2% (previous year: 15.6%) of foreign exchange risks originate from USD, roughly 6.6% (previous year: 5.4%) from GBP, and 16.5% (previous year: 12.3%) from SEK.

Deposits are made almost exclusively in the currency of the investing group company, and therefore carry no foreign exchange risk. In the case of liabilities to banks, there is an unhedged risk in USD of approximately 0.8% (previous year: 0.07%).

Where intercompany loans are subject to a foreign exchange risk, this is fully covered by derivative financial instruments.

Commodity Price Risks

Fluctuations in the prices for certain raw materials can be partly passed on to the customer by an alloy surcharge. For those cases where a surcharge can not be applied, the underlying risk is hedged by commodity-based contracts as traded on the London Metal Exchange (LME). These contracts may not have a maturity of more than twelve months.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used solely as a hedge against interest rate and foreign exchange risks from operations and corresponding balance sheet items, and as a hedge for budgeted sales and other cash flows. Derivative financial transactions are subject to continuous risk checks and are conducted under a strict division of functions into trading, settlement, documentation and control.

Hedging instruments are primarily comprised of foreign exchange futures and options trades, interest swaps and interest options.

Nominal values are derived from the total of all put and call amounts of derivative financial transactions. Market values are based on the amounts at which the financial transactions were traded on the balance sheet date, ignoring any contradictory changes in value from the underlying transactions. Outstanding futures transactions are valued at the appropriate future prices, options at identical parameter premiums traded on the options market. The classification as of the balance sheet date was as follows:

Gross value in m€	Nominal value 31/12/2002	Nominal value 31/12/2001	Market value 31/12/2002	Market value 31/12/2001
FX instruments				
FX future transactions	114.2	182.2	14.5	3.1
FX options	13.7	26.4	1.2	0.0
	127.9	208.6	15.7	3.1
Commodity-based contracts				
Nickel	2.1	4.9	0.1	0.2
	2.1	4.9	0.1	0.2
Interest rate instruments				
Interest rate swaps	46.2	63.9	(0.9)	(0.3)
Interest rate options	401.7	388.1	(1.2)	1.2
	447.9	452.0	(2.1)	0.9
Total	**577.9**	**665.5**	**13.7**	**4.2**

The maturity of foreign exchanges instruments is normally less than one year. All commodity-based contracts have a maturity of less than one year.

Nominal values of 45.4 m€ (previous year: 16.0 m€) represent the remaining term of interest rate derivatives; 362.5 m€ (previous year: 386.0 m€) have a maturity of more than one year but less than five years. The remaining 40.0 m€ (previous year: 50.0 m€) show a maturity of more than five years.

The structure of derivative financial instruments is as follows:

Banks with Moody's rating in m€	Nominal value 31/12/2002	as %	Nominal value 31/12/2001	as %
Aaa	20.0	3.5	20.0	3.0
Aa	475.1	82.2	526.8	79.1
A	73.4	12.7	112.4	16.9
Baa	0.0	0.0	0.0	0.0
Unrated	9.4	1.6	6.3	1.0
Total	**577.9**	**100.0**	**665.5**	**100.0**

28. EVENTS AFTER THE BALANCE SHEET DATE

The consolidated financial statements reflect all known events occurring after the balance sheet date that are important for valuation as of the balance sheet date, such as outstanding legal cases or damage compensation claims and other obligations or threatening losses, which must be included in the accounts or disclosed according to IAS 10 (Contingencies and Events occurring after the Balance Sheet Date).

29. OTHER OBLIGATIONS AND RISKS

There are no other obligations and risks, which were not reflected in the consolidated financial statements or listed in the notes.

30. DECLARATION OF EXEMPTION

These consolidated financial statements represent an exemption – besides other companies – especially for EschmannStahl GmbH & Co KG, Gummersbach, according to Par. 264b of the German Commercial Code.

31. DETAILS OF COMPANY BODIES AND PERSONNEL

Total personnel expenses

in m€	2002	2001
Wages	154.5	161.7
Salaries	167.9	164.2
Costs of severance payments	3.9	2.5
Costs of provisions for pensions	5.7	9.3
Costs of statutory benefits and payroll-based contributions	83.5	84.1
Other employee benefits	6.1	5.6
Total	421.6	**427.4**

Gross remunerations to members of the Management Board of BÖHLER-UDDEHOLM AG totalled 2,050.1 m€ for the reporting year (previous year: 1,675.8 m€). Fixed and variable parts of these remunerations per member of the board show the following structure:

Remuneration	Fixed		Variable		Total	
in k€	2002	2001	2002	2001	2002	2001
Claus J. Raidl	335.8	335.8	320.6	253.4	656.4	589.2
Knut Consemüller	269.6	269.6	248.1	190.1	517.7	459.7
Horst Königslehner	269.6	269.6	248.1	190.1	517.7	459.7
Heimo Stix	269.6	134.8[1]	88.7	32.4[1]	358.3	167.2[1]
Total	1,144.6	**1,009.8**	905.5	**666.0**	2,050.1	**1,675.8**

1) for the period 1 July 2001 until 31 December 2001

Expenses for severance payments and pensions in 2002 are structured as follows:

Expenses for severance payments and pensions	Severance payments		Pension payments	
in m€	2002	2001	2002	2001
Members of the Board, management and management staff	0.5	0.3	2.2	2.4
Other employees	3.4	2.2	3.5	6.9
Total	3.9	**2.5**	5.7	**9.3**

Average number of employees	2002	2001
Wage staff	5,355	5,403
Salaried staff	3,974	3,876
Apprentices	27	273
Total	**9,606**	**9,552**

32. EARNINGS PER SHARE (EPS)

Earnings per share are calculated according to IAS 33 (Earnings per Share) by dividing net income after minority interests by the number of shares outstanding.

As part of the share repurchase program (see also chapter "C. Accounting and Valuation Principles – Treasury Shares") 504,900 zero par value shares (amounts up to 4.59% or 3,670.6 k€ of total share capital) were purchased for 23,677.2 k€. The average number of shares outstanding amounts up to 10,672,418 zero par value shares.

This leads to the following EPS calculation:

		2002	2001
Net income after minority interests	m€	50.5	69.6
Average number of shares outstanding – basic	Unit	10,672,418	10,971,252
Basic earnings per share	€/Unit	4.73	6.35
Average number of shares outstanding – diluted	Unit	11,000,000	11,000,000
Diluted earnings per share	€/Unit	4.59	6.33

33. PROPOSAL FOR THE USE OF PROFITS

According to the Austrian Stock Corporation Law, the financial statements of BÖHLER-UDDEHOLM Aktiengesellschaft as of 31 December 2002 form the basis for the dividend payment. These financial statements show a balance sheet profit of 26,177,845.37 €. The Management Board will recommend a dividend of 2.30 € per share, which represents 24,138,730.00 € for 10,495,100 zero par value shares.

Vienna, 19 February 2003

The Management Board

Claus J. Raidl m.p. Knut Consemüller m.p.

Horst Königslehner m.p. Heimo Stix m.p.

Statement of Fixed Assets as at 31 December 2002

BÖHLER-UDDEHOLM Group

	Acquisition and production costs						
	Position as at 1/1/2002 in k€	Foreign exchange differences in k€	Changes in group consolidation in k€	Acquisitions in k€	Disposals in k€	Transfers in k€	Position as at 31/12/2002 in k€
I. Tangible assets							
1. Property and buildings							
– Value of land	65,481.6	(1,528.7)	0.0	1,015.5	734.3	654.0	64,888.1
– Value of buildings	310,611.9	(5,970.4)	0.0	7,241.3	1,823.0	8,426.8	318,486.6
	376,093.5	(7,499.1)	0.0	8,256.8	2,557.3	9,080.8	383,374.7
2. Technical equipment and machinery	672,225.5	(5,097.1)	11.7	29,846.6	10,635.9	28,448.6	714,799.4
3. Other plants, work, and office equipment	170,179.7	(4,863.1)	33.0	12,294.3	7,281.7	5,342.1	175,704.3
4. Payments on accounts and plant under construction	38,557.0	(244.2)	3.8	38,423.8	2,680.7	(43,528.1)	30,531.6
	1,257,055.7	**(17,703.5)**	**48.5**	**88,821.5**	**23,155.6**	**(656.6)**	**1,304,410.0**
II. Intangible assets							
1. Concessions, patents, similar rights and licences	36,036.3	(348.4)	0.0	3,238.9	1,796.2	712.0	37,842.6
2. Development costs	149.9	0.0	0.0	0.0	0.0	0.0	149.9
3. Goodwill	55,690.3	(329.5)	0.0	1,618.3	889.5	0.0	56,089.6
4. Payments on account	183.0	1.2	0.0	15.1	12.7	(55.4)	131.2
	92,059.5	**(676.7)**	**0.0**	**4,872.3**	**2,698.4**	**656.6**	**94,213.3**
III. Investments in associates	**364.7**	**(11.0)**	**0.0**	**9.3**	**0.0**	**(280.6)**	**82.4**
IV. Other financial assets							
1. Shares in affiliated companies	2,376.2	(216.5)	0.0	1,142.2	0.0	17,781.0	21,082.9
2. Shares	2,949.0	(37.8)	0.0	209.2	277.6	0.6	2,843.4
3. Securities	31,373.7	(23.6)	0.0	845.6	3,030.9	32.3	29,197.1
4. Loans	5,636.3	(127.7)	0.0	992.9	1,557.3	599.6	5,543.8
	42,335.2	**(405.6)**	**0.0**	**3,189.9**	**4,865.8**	**18,413.5**	**58,667.2**
	1,391,815.1	**(18,796.8)**	**48.5**	**96,893.0**	**30,719.8**	**18,132.9**	**1,457,372.9**

Depreciation								Net value	
Position as at 1/1/2002 in k€	Foreign exchange differences in k€	Changes in group consolidation in k€	Acquisition in k€	Disposals in k€	Transfers in k€	Additions in k€	Position as at 31/12/2002 in k€	Position as at 31/12/2002 in k€	Position as at 31/12/2001 in k€
8,191.3	7.0	0.0	1,401.5	22.1	0.0	0.0	9,577.7	55,310.4	57,290.3
146,639.4	(1,021.5)	0.0	13,633.1	898.8	0.0	0.0	158,352.2	160,134.4	163,972.6
154,830.7	(1,014.5)	0.0	15,034.6	920.9	0.0	0.0	167,929.9	215,444.8	221,262.9
465,696.5	(2,771.6)	4.4	39,760.0	10,177.8	0.0	0.0	492,511.5	222,287.9	206,529.0
129,546.9	(3,938.6)	17.6	14,663.5	6,543.8	0.0	0.0	133,745.6	41,958.7	40,632.8
0.0	0.0	0.0	6.2	0.0	0.0	0.0	6.2	30,525.4	38,557.0
750,074.1	**(7,724.7)**	**22.0**	**69,464.3**	**17,642.5**	**0.0**	**0.0**	**794,193.2**	**510,216.8**	**506,981.7**
28,435.3	(226.9)	0.0	3,733.3	1,806.9	0.0	0.0	30,134.8	7,707.8	7,601.0
62.6	0.0	0.0	25.0	0.0	0.0	0.0	87.6	62.3	87.3
23,528.5	(241.3)	0.0	13,664.8	14.7	0.0	0.0	36,937.3	19,152.3	32,161.8
48.1	0.6	0.0	23.4	0.0	0.0	0.0	72.1	59.1	134.9
52,074.5	**(467.6)**	**0.0**	**17,446.5**	**1,821.6**	**0.0**	**0.0**	**67,231.8**	**26,981.5**	**39,985.0**
0.0	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**82.4**	**364.7**
1,208.1	0.0	0.0	25.1	0.0	17,694.4	0.0	18,927.6	2,155.3	1,168.1
98.3	(17.6)	0.0	4.1	8.3	5.8	0.0	82.3	2,761.1	2,850.7
2,042.7	(15.5)	0.0	1,589.0	0.0	32.3	0.0	3,648.5	25,548.6	29,331.0
1,192.4	(45.4)	0.0	0.0	166.4	262.4	2.7	1,240.3	4,303.5	4,443.9
4,541.5	**(78.5)**	**0.0**	**1,618.2**	**174.7**	**17,994.9**	**2.7**	**23,898.7**	**34,768.5**	**37,793.7**
806,690.1	**(8,270.8)**	**22.0**	**88,529.0**	**19,638.8**	**17,994.9**	**2.7**	**885,323.7**	**572,049.2**	**585,125.1**

Table of Holdings as at 31 December 2002

BÖHLER-UDDEHOLM Group

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
BBG	BÖHLER Bleche GmbH, Mürzzuschlag	100.000			KVI
BEGK	BÖHLER Edelstahl GmbH, Vienna	100.000			KVI
BEG	BÖHLER Edelstahl GmbH & Co KG, Kapfenberg	100.000			KVI
BIG	BÖHLER INTERNATIONAL GmbH, Vienna	100.000			KVI
BTSGK	BÖHLER Schmiedetechnik GmbH, Kapfenberg	100.000			KVI
BTSG	BÖHLER Schmiedetechnik GmbH & Co KG, Kapfenberg	100.000	0.001	BTSGK	KVI
BWBG	BÖHLER Wärmebehandlung GmbH, Vienna	51.000			KVI
BYG	BÖHLER YBBSTALWERKE GmbH, Böhlerwerk	100.000			KVI
BVG	BÖHLERSTAHL Vertriebsges.m.b.H., Vienna	100.000			KVI
BYBG	BÖHLER-YBBSTAL Band GmbH, Vienna	100.000			KVI
BYB	BÖHLER-YBBSTAL Band GmbH & Co KG, Böhlerwerk	100.000			KVI
BYP	BÖHLER-YBBSTAL Profil GmbH, Bruckbach	100.000			KVI
HIH	Handelsgesellschaft für Industrie- und Hüttenprodukte mbH, Vienna	100.000	100.000	BEGK	KVI
ISGA	Integrated Systems 4 e-Business GmbH, Vienna	66.000			KVI
MM	Martin Miller GmbH, Vienna	100.000	100.000	BYB	KVI
ABK	Aceros Boehler de Colombia S.A., Bogota	100.000	0.189 9.232 0.189	BBG BYG BEG	KVA
AECU	ACEROS BOEHLER DEL ECUADOR S.A. – BOEHLER, Quito	100.000			KVA
ABP	ACEROS BOEHLER DEL PERU S.A., Lima	100.000	2.500 2.500	BEGK HIH	KVA
ABA	ACEROS BOEHLER S.A., Buenos Aires	100.000	4.500	HIH	KVA
APB	Acos Boehler do Brasil Ltda., Sao Bernardo do Campo	100.000	0.00003	GBW	KVA
U-FINAN	Aktiebolaget Finansa[2], 80 Stockholm kommun	100.000	100.000	UTOOL	KVA
U-AGENT	Aktiebolaget Uddeholmsagenturen, 80 Göteborg kommun	100.000	100.000	UTOOL	KVA
ASS.HT.S	ASSAB Heat Treatment Services Pte. Ltd., Singapore	85.500	85.500	ASS.St.S	KVA
ASINT	ASSAB International Aktiebolag, Stockholm	100.000	100.000	UAB	KVA
ASSMING	ASSAB MING LEE STEELS (GUANGZHOU) INDUSTRY CO., LTD., Guangzhou	90.000	90.000	ASSAB HK	KVA
ASPAC	ASSAB Pacific Pte. Ltd., Singapore	100.000	100.000	UAB	KVA
ASS.St.S	ASSAB Steels Singapore (Pte.) Ltd., Singapore	90.000	90.000	ASPAC	KVA
ASSCHIN	ASSAB Steels (China) Ltd., Hong Kong	100.000	100.000	ASSAB HK	KVA
ASSAB HK	ASSAB Steels (HK) Ltd., Hong Kong	92.500	92.500	ASPAC	KVA
ASS.St.K	ASSAB Steels (Korea) Co. Ltd., Seoul	85.000	85.000	ASPAC	KVA
ASS.St.M	ASSAB Steels (Malaysia) Sdn Bhd, Batu Caves	95.000	95.000	ASPAC	KVA
ASS.StTW	ASSAB Steels (Taiwan) Ltd., Taipei	82.500	82.500	ASPAC	KVA
ASS.StTh	ASSAB Steels (Thailand) Ltd., Samutprakarn	95.000	69.000 26.000	ASPAC ASS.ScSt	KVA
ASSTM	ASSAB Technology (Malaysia) Sdn Bhd, Batu Caves Selangor	95.000	95.000	ASS.St.M	KVA
ASS-SCIE	ASSAB Technology (Shenzhen) Co. Ltd., Shenzhen	92.500	92.500	ASSAB HK	KVA
ASST	ASSAB Tooling Technology (Shanghai) Co., Limited, Shanghai	100.000	100.000	ASPAC	KVA
ASTB	ASSAB Tooling (Bejing) Co., Ltd., Bejing	100.000	100.000	ASPAC	KVA
ASDONG	Assab Tooling (Dongguan) Co Ltd, Changan	100.000	100.000	ASSAB HK	KVA
ASSX	ASSAB Tooling (Xiamen) Co., Limited, Xiamen	100.000	100.000	ASPAC	KVA

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
ASSTUR	ASSAB-KORKMAZ CELIK TICARET VE SANAYI ANONIM SIRKETI, Istanbul	70.000	69.891 0.036 0.036 0.036	ASINT BIM BGKG HIH	KVA
U-FOCUS	Associated Swedish Steels Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
ASPHIL	Associated Swedish Steels Phils., Inc., Pasing City	84.967	84.967	ASPAC	KVA
ASAUS	A.C.N. 004 531 284 PTY LIMITED, Melbourne	100.000	100.000	BSS	KVA
BAG	Böhler AG, Meerbusch	100.000			KVA
BBMG	BÖHLER BLECHE MULTILAYER GmbH, Remscheid	100.000	100.000	BBG	KVA
BBV	BÖHLER B.V., Amsterdam	100.000			KVA
BZ	Böhler Grundstücks Beteiligungs GmbH, Meerbusch	100.000	100.000	BAG	KVA
BGKG	Böhler Grundstücks GmbH + Co KG, Meerbusch	100.000	100.000	BZ	KVA
BOK	Böhler Kereskedelmi KFT., Dunaharaszti	100.000			KVA
BSG	Böhler Schweißtechnik GmbH, Meerbusch	100.000	100.000	BAG	KVA
BSB	BÖHLER S.A.-N.V., Lokeren	100.000			KVA
BOP	Böhler Uddeholm CZ s.r.o., Prague	100.000			KVA
BVW	Böhler Verwaltungs GmbH, Meerbusch	100.000	100.000	BAG	KVA
BUB	Böhler-Uddeholm Bearbeitungs GmbH, Meerbusch	100.000	100.000	BUD	KVA
BUAM	Böhler-Uddeholm Corporation, Rolling Meadows	100.000	100.000	UAB	KVA
BED	Böhler-Uddeholm Deutschland GmbH, Meerbusch	100.000	100.000	BUD	KVA
BUF	BÖHLER-UDDEHOLM France S.A.S., Mitry Mory	100.000			KVA
BUD	Böhler-Uddeholm Holding GmbH, Meerbusch	100.000	100.000	BAG	KVA
BUE	Böhler-Uddeholm Iberica S.A., Barcelona	100.000			KVA
BUI	Böhler-Uddeholm Italia SpA, Milan	100.000	0.750	HIH	KVA
BUCA	Böhler-Uddeholm Ltd., Mississauga	100.000	100.000	UAB	KVA
BSLK	Böhler-Uddeholm SLOVAKIA, s.r.o., Martin	100.000			KVA
BUSMI	Böhler-Uddeholm Specialty Metals, Inc., Rolling Meadows	100.000	100.000	BUAM	KVA
BUSNA	Böhler-Uddeholm Strip Steel, LLC, Brunswick	100.000	100.000	BUAM	KVA
BUSA	BOHLER UDDEHOLM AFRICA (PTY) LTD, Sandown	100.000			KVA
BSS	Bohler Uddeholm (Australia) Pty. Ltd., Sydney	100.000			KVA
BUUK	BOHLER-UDDEHOLM HOLDINGS (UK) LIMITED, Oldbury	100.000	32.917	UAB	KVA
BUSERV	Bohler-Uddeholm Services, LLC, Rolling Meadows	100.000	100.000	BUAM	KVA
BUUKB	BOHLER-UDDEHOLM (UK) LIMITED, Oldbury	100.000	100.000	BUUK	KVA
BUME	BUMX DE MEXICO, S.A. de C.V., Estado de Mexico	100.000	100.000	UAB	KVA
AS-DEN.T	Densam Industrial Co Ltd., Taipei	91.425	51.000 40.425	ASPAC ASS.StTW	KVA
DIN	DIN ACCIAI S.p.A., Senato	100.000	99.957	BUI	KVA
ENPAR	ENPAR Sonderwerkstoffe GmbH, Gummersbach	80.000	80.000	BAG	KVA
EMTEX	Eschmann Textura Internacional LDA, Pataias	100.000	99.000 1.000	EMAETZ ESCH	KVA
EMAETZ	Eschmann Textures International GmbH, Gummersbach	100.000	100.000	ESCH	KVA
ESCH	EschmannStahl GmbH & Co. KG, Gummersbach	100.000	51.000	BUD	KVA
EMSP	Eschmann-Stahl Portugal Lda., Martinganca-Gare	90.000	74.000 16.000	EMAETZ ESCH	KVA
EVV	Eschmann Vermögensverwaltung GmbH, Gummersbach	100.000			KVA

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
U-PROTEC	Gastberget Aktiebolaget[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
GBW	Gebrüder Böhler & Co. AG, Wallisellen	99.833			KVA
GMV	GMV Eschmann International SAS, Viry	100.000	100.000	ESCH	KVA
GREM	Grabados Eschmann International S.L., Hospitalet DE LLob., Barcelona	100.000	100.000	ESCH	KVA
GRAV	Gravutex Eschmann Intern. Ltd., Glossop	75.500	75.500	ESCH	KVA
U.HAG.TC	Hagfors Tooling Center Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
IS4N	Integrated Systems 4 e-Business AB, Hagfors	66.000	66.000	ISGA	KVA
ISGNA	Integrated Systems 4 e-Business, Inc., Arlington Heights	100.000	100.000	BUAM	KVA
BPOL	Inter Stal Centrum Spólka z ograniczona odpowiedzialnoscia, Warsaw	100.000			KVA
ISGD	IS Intersteel Stahlhandel GmbH, Meerbusch	100.000	100.000	BAG	KVA
JING	Jing Ying Industrial Co. Ltd., Taiwan	100.000	100.000	AS-DEN.T	KVA
LINE	Linertech Engineering Ltd., Rotherham	100.000	100.000	BUUKB	KVA
U-Mould.	Mouldmec Aktiebolag[2], 80 Malmö kommun	100.000	100.000	UTOOL	KVA
UNORDM	Nordmark-Klarälvens Järnvägsaktiebolag, 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
UBFI	Oy Uddeholm Ab, Helsinki	100.000	100.000	UTOOL	KVA
ASSInd	PT. Assab Steels Indonesia, Jakarta	100.000	100.000	ASPAC	KVA
SACMA	Sacma Acciai Speciali S.p.A., Torino	100.000	99.960	BUI	KVA
ASS.SaHK	SANDA Tooling Ltd.[2], Hong Kong	92.500	92.500	ASSAB HK	KVA
ASS.ScSt	Scansteel Ltd., Samutprakarn	100.000	100.000	ASPAC	KVA
BUUKS	Schoeller-Bleckmann (UK) Ltd, Oldbury	100.000	100.000	BUUKB	KVA
TMST	TOOL AND MOULD STEEL IRELAND LIMITED, Ennis	100.000	100.000	ESCH	KVA
UBDK	Uddeholm A/S, Kolding	100.000	100.000	UTOOL	KVA
UBNO	Uddeholm A/S – Norway, Oslo	100.000	100.000	UTOOL	KVA
UBNL	Uddeholm B.V., Amsterdam	100.000	100.000	UTOOL	KVA
TTM-SC	Uddeholm International Aktiebolag[2], 85 Säffle kommun	100.000	100.000	UTOOL	KVA
UD-JAP	Uddeholm K.K., Tokyo	100.000	100.000	ASPAC	KVA
BUUKU	Uddeholm Ltd., Oldbury	100.000	100.000	BUUKB	KVA
UFM	Uddeholm Machining Aktiebolag, 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
UBBE	UDDEHOLM N.V., Lokeren	100.000	100.000	UTOOL	KVA
USSAB	Uddeholm Strip Steel Aktiebolag, 62 Munkfors kommun	100.000	100.000	UAB	KVA
ASARG	UDDEHOLM S.A., Buenos Aires	100.000	0.002	HIH	KVA
UTECH	Uddeholm Technology Aktiebolag, 83 Hagfors kommun	90.033	90.033	UTOOL	KVA
UTOOL	Uddeholm Tooling Aktiebolag, Hagfors	100.000	100.000	UAB	KVA
UBSE	Uddeholm Tooling Svenska Aktiebolag, 81 Mölndal kommun	100.000	100.000	UTOOL	KVA
U-Tr.AB	Uddeholm Trading Aktiebolag, 80 Stockholm kommun	100.000	100.000	UTOOL	KVA
UAB	Uddeholms Aktiebolag, 83 Hagfors kommun	100.000			KVA
U-FORSKN	Uddeholms Forsknings Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
ASVIK	Viking Tools (M) Sdn Bhd[2], Batu Caves	95.000	95.000	ASS.St.M	KVA
BUUKH	WARLEY DEBT COLLECTION AGENCY LIMITED, Oldbury	100.000	100.000	BUUK	KVA
BSGA	BÖHLER Schweißtechnik Austria GmbH, Kapfenberg	50.000	50.000	BTSD	KQI
IS4O	Integrated Services 4 IT-Operations GmbH, Vienna	33.000	33.000	ISGA	KQI
BSGD	Böhler Schweißtechnik Deutschland GmbH, Meerbusch	50.000	50.000	BTSD	KQA
BTSI	Böhler Thyssen Saldatura S.p.A., Milan	50.000	50.000	BTSD	KQA

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consoli-dation[1]
BTSCH	Böhler Thyssen Schweißtechnik AG, Wallisellen	50.000	50.000	BTSD	KQA
BTSD	Böhler Thyssen Schweißtechnik GmbH, Hamm	50.000			KQA
BTSMX	Böhler Thyssen Soldaduras Ltda., Tlalnepantla	50.000	50.000	BTSD	KQA
BTSF	Böhler Thyssen Soudage S.A., Maurepas	50.000	50.000	BTSD	KQA
BTSN	Böhler Thyssen Sveiseteknikk A.S., Oslo	50.000	50.000	BTSD	KQA
BTSBR	Boehler Thyssen Técnica de Soldagem Ltda., Sao Paulo	50.000	50.000	BTSD	KQA
BTWGR	Böhler Thyssen Welding S.A., Athens	50.000	50.000	BTSD	KQA
BUNL	Bohler Thyssen Lastechniek B.V., Veenendaal	50.000	50.000	BTHNL	KQA
BTWCA	Bohler Thyssen Welding Canada Ltd., Toronto	50.000	50.000	BTSD	KQA
BTWUS	Bohler Thyssen Welding USA Inc., New York	50.000	50.000	BTSD	KQA
BUUKW	Bohler Thyssen Welding (UK) Limited, Oldbury	100.000	50.000	BTSD	KQA
FEGD	Fontargen GmbH, Eisenberg	50.000	3.050 46.950	BTSD UTPD	KQA
HHBB	Hilarius Haarlem Holland Beheer BV, Haarlem	50.000	50.000	BTHNL	KQA
HHBV	Hilarius Haarlem Holland BV, Haarlem	50.000	50.000	HHBB	KQA
BTHNL	Hilarius Holding B.V., Haarlem	50.000	50.000	BTSD	KQA
KSGD	Kestra Schweißtechnik GmbH, Neuss	50.000	50.000	BTSD	KQA
SBTE	Soldadura Böhler Thyssen Espana S.A., Rubl Barcelona	50.000	50.000	BTSD	KQA
SKAYB	Soudokay S.A., Seneffe	50.000	50.000	UTPD	KQA
SMB	Soudometal S.A., Seneffe	50.000	50.000	BTSD	KQA
TSGD	Thyssen Schweißtechnik Deutschland GmbH, Hamm	50.000	50.000	BTSD	KQA
UTPD	UTP Schweißmaterial GmbH, Bad Krozingen	50.000	50.000	BTSD	KQA
BIM	BÖHLER-UDDEHOLM Immobilien GmbH, Vienna	100.000			KEV
ABB	ACEROS BOEHLER BOLIVIA S.A., Santa Cruz de la Sierra	100.000	98.000 1.000	ABP HIH	KOV
BRO	BÖHLER ROMANIA S.R.L., Bucharest	100.000	99.000 1.000	BIG HIH	KOV
BUDHT	Böhler-Uddeholm Härtereitechnik GmbH, Meerbusch	100.000	100.000	BED	KOV
BASIA	Bohlasia Steels Sdn. Bhd., Selangor	53.300	53.300	BIG	KOV
UD-PENS	BOHLER-UDDEHOLM (UK) Pens. Trust. Ltd., Oldbury	100.000	100.000	BUUK	KOV
DEGE	DEGECANDOR Grundstücksverwaltungsgesellschaft mbH & Co. Immobilien-Vermietungs KG, Eschborn	95.000	95.000	BAG	KOV
ESCH-Bet	Eschmann Beteiligungsgesellschaft mbH, Gummersbach	100.000	51.000	BUD	KOV
FLOTEK	Flotek International Ltd., Glossop	52.010	52.010	ESCH	KOV
SEND	Grundstücks-Verwaltungsgesellschaft Gewerbehof Sendling mbH & Co. KG, Grünwald	62.916	58.124 4.792	BAG BSG	KOV
HOTELBOE	HOTEL BÖHLERSTERN Gesellschaft m.b.H., Kapfenberg	100.000	99.000 1.000	BEGK HIH	KOV
ISGAUS	Integrated Systems 4 e-Business Australia Pty. Ltd., Guildford	66.000	66.000	ISGA	KOV
IS4SING	Integrated Systems 4 e-Business Pte. Ltd., Singapore	66.000	66.000	ISGA	KOV
ISTPH	Inter Stal Centrum Property Holding Sp. z o.o., Lomianki	100.000	100.000	BPOL	KOV
ISTP	Inter Stal Centrum Property Sp. z o.o., Warsaw	100.000	100.000	ISTPH	KOV
MMB	Martin Miller Blansko Spol.s.r.o. (IN LIQUIDATION), Blansko	100.000	100.000	MM	KOV
MMUS	Martin Miller North America Inc., Smyrna	100.000	100.000	MM	KOV
UEST	Osaühing Uddeholm Tooling Eesti, Tallinn	100.000	100.000	UTOOL	KOV
TILLET	Tillet Aciers Spéciaux SARL, Besancon	100.000	100.000	BUF	KOV

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
UBRA	UDDEHOLM ACOS ESPECIAIS LTDA., Sao Bernardo do Campo	100.000	100.000	APB	KOV
U-RUS	Uddeholm Tooling CIS, St. Petersburg	70.000	70.000	UTOOL	KOV
ULAT	Uddeholm Tooling Latvia, Riga	100.000	100.000	UTOOL	KOV
APK	APK-Pensionskasse AG, Vienna	6.058	0.264	BYB	KOS
			0.125	BYP	
			0.481	BBG	
			1.730	BEGK	
			0.016	BIG	
			0.260	BTSG	
			0.043	BSGA	
			0.257	BYG	
			0.073	BVG	
ASSRI	ASSAB SRIPAD Steels Private Ltd., Madras	48.294	48.294	ASINT	KOS
ÖFZS	Austrian Research Centers GmbH – ARC, Vienna	0.926			KOS
KSGP	Bohler Thyssen Welding Pte. Ltd., Singapore	25.000	25.000	BTSD	KOS
DAN	Dan Spray A/S, Tåstrup	50.000	50.000	UTOOL	KOS
DOGA	DOGA S.A., Maurepas	2.212	2.212	UTPD	KOS
GAZ	GAZ Gesellschaft für Akkreditierung und Zertifizierung mbH, Dusseldorf	3.333			KOS
IMPORTK	Importkohle GmbH, Vienna	1.000	1.000	BEGK	KOS
BIRGI	Industriegleiskonsortium Birgi, Wallisellen	24.958	24.958	GBW	KOS
IVM	IVM Industrieversicherungsmakler GmbH, Linz	33.333			KOS
MMPL	Martin Miller Polska, Lodz	35.000	35.000	MM	KOS
U-FOER	Miljöhälsan i Klarälvdalen AB, Hagfors	35.720	1.400	HMV	KOS
			2.000	UFM	
			0.720	UTECH	
			31.600	UTOOL	
U-MUNK.V	Munkfors Värmeverk Aktiebolag, Munkfors	40.000	40.000	USSAB	KOS
MMEU	SA Euracier, Saint Brice Sous Foret	20.000	20.000	MM	KOS
TRATA	TRATATERM S.A., Buenos Aires	38.700	19.350	ABA	KOS
			19.350	ASARG	
UTPCH	UTP-Schweißmaterial AG (IN LIQUIDATION), Basel	50.000	50.000	BTSD	KOS
VARH	Voest-Alpine Rohstoffhandel Gesellschaft mbH, Vienna	9.280	9.280	BEGK	KOS
WIBAG	Wiener Börse AG, Vienna	2.914			KOS

1) KVI, KVA — Fully consolidated at home and abroad
KEIV, KEAV — Equity consolidated at home and abroad, associated company
KEIS, KEAS — Equity consolidated at home and abroad, other holding
KOV — Non-consolidated associated company
KOS — Non-consolidated other holding
KQA, KQI — Pro rata consolidated at home and abroad
2) Dormant

Report of the Auditors and Audit Certificate

We have audited the accompanying consolidated group accounts of BÖHLER-UDDEHOLM Aktiengesellschaft prepared according to the International Financial Reporting Standards (IFRS) and adopted from the International Accounting Standards Board (IASB) printed on pages 30 to 31 and 44 to 78, consisting of the balance sheet as at 31 December 2002 and the related consolidated statements of income, the cash flow statements, the changes in equity capital and minority interests for the year 2002, and the notes. The organization and content of the consolidated group accounts are the responsibility of the company's management. Our responsibility is to express an opinion on the consolidated group accounts based on our audit. In some cases the annual accounts of individual subsidiaries included in the consolidated group accounts have been audited by other auditors. Our opinion as far as these subsidiaries are concerned is based solely on the reports of the other auditors.

We conducted our audit in accordance with the International Standards on Auditing of the International Federation of Accountants (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated group accounts are free of material misstatements. An audit includes examining on a random sample basis, evidence supporting the amounts and disclosures in the consolidated group accounts. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall conclusions of the consolidated group accounts. We believe that our audit provides a reliable basis for our opinion.

In our opinion, the consolidated group accounts present fairly, in all material respects, the financial position of BÖHLER-UDDEHOLM Aktiengesellschaft as at 31 December 2002, and of the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS).

Pursuant to Austrian commercial law, the Directors' Report and the group's adherence to requirements for exemption from the compilation of consolidated group accounts prepared in accordance with the Austrian Commercial Code must be examined. In our opinion the Directors' Report complies with the consolidated group accounts and the legal requirements for an exemption from the obligation to compile consolidated financial statements in accordance with the Austrian Commercial Code have been met.

Linz, 19 February 2003

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Stephan Beurle m. p. Johann Lummerstorfer m. p.
Auditors and Tax Consultants



Definitions of Key Figures

RETURN ON SALES (ROS)

$$\frac{\text{Earnings before tax}}{\text{Sales}}$$

RETURN ON EQUITY (ROE)

$$\frac{\text{Earnings before tax}}{\text{(Equity current year + Equity prior year) x 0.5}}$$

RETURN ON CAPITAL EMPLOYED (ROCE)

$$\frac{\text{Earnings before interest and tax x (1 – Group tax rate)}}{\text{(Capital Employed current year + Capital Employed prior year) x 0.5}}$$

CAPITAL EMPLOYED

= Equity
+ Minority interest
+ Long-term provisions
– Future tax benefits
+ Net debt

EBITDA MARGIN

$$\frac{\text{Earnings before interest, tax, depreciation and amortization}}{\text{Sales}}$$

EBIT MARGIN

$$\frac{\text{Earnings before interest and tax}}{\text{Sales}}$$

EQUITY RATIO

$$\frac{\text{Equity}}{\text{Balance sheet total}}$$

GEARING

$$\frac{\text{Net debt}}{\text{Equity}}$$

NET DEBT

= Interest-bearing liabilities
– Cash and cash equivalents



IMPRINT

Owner and publisher

BÖHLER-UDDEHOLM AG
Modecenterstrasse 14/A/3
A-1030 Vienna, Austria

For information contact

BÖHLER-UDDEHOLM AG
Investor Relations &
Corporate Communications
Randolf Fochler
Phone: (+43 1) 798 69 01-707
Fax: (+43 1) 798 69 01-713
E-mail:
randolf.fochler@bohler-uddeholm.com
Website: www.bohler-uddeholm.com

Concept

Scholdan & Company
Seilergasse 16
A-1015 Vienna, Austria

Artwork

Janna Kozeschnik-Thür

Photos

Claudio Alessandri
(photos of Management Board)
Bernhard Angerer (product photos)

Layout

Kreativstudio Marchesani

THE ENGLISH TRANSLATION OF
THE BÖHLER-UDDEHOLM ANNUAL
REPORT IS FOR CONVENIENCE.
ONLY THE GERMAN TEXT IS BINDING.

ANNUAL
REPORT
2002